As filed with the Securities and Exchange Commission on August 14, 2009.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TIB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Florida	6022	65-0655973
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Code Number)	(I.R.S. Employer Identification Number)

599 9th Street North, Naples, Florida 34102 (239) 263-3344

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Thomas J. Longe

Chief Executive Officer and President

TIB Financial Corp.

599 9th Street North, Naples, Florida 34102

(239) 263-3344

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

John J. Gorman, Esquire Marc P. Levy, Esquire Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue NW, Suite 400 Washington, D.C. 20015 (202) 274-2009 Facsimile (202) 362-2902	John P. Greeley, Esquire Smith MacKinnon, PA 255 South Orange Avenue, Suite 800 Orlando, Florida 32801 (407) 843-7300 Facsimile (407) 843-2448

Approximate date of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer  ☐        Accelerated Filer  ☐        Non-Accelerated Filer  ☒        Smaller Reporting Company  ☐

CALCULATION OF REGISTRATION FEE

Title of shares to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Shares, $.10 par value	40,250,000 shares(2)(3)	$1.88	$75,670,000	$4,222.39

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)	Includes an aggregate of 5,250,000 shares to cover overallotments, if any, pursuant to the overallotment option granted to the Underwriters.
(3)

Subject to the approval by Company shareholders of an amendment to the Restated Articles of Incorporation to increase the number of authorized shares of common stock. The Company will solicit such shareholder approval separately through proxy materials to be sent to such shareholders.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy the securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 14, 2009

PRELIMINARY PROSPECTUS

             SHARES

             Common Stock

We are offering 35,000,000 shares of our common stock, par value $0.10 per share. The public offering price is $             per share.

Our common stock is currently quoted and traded on The Nasdaq Global Select Market under the symbol “TIBB.” The last reported sale price of our common stock on The Nasdaq Global Select Market on August 13, 2009 was $1.88 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total
Price to public	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

The common stock does not represent a deposit account or other obligation of our banking subsidiaries. The common stock is not and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may also, within 30 days of the date of this prospectus, purchase up to an additional 5,250,000 shares of common stock to cover over- allotments, if any. The underwriter can exercise this option at any time within 30 days after the offering.

The date of this prospectus is                     , 2009

Manatee
Hardee
Okeechobee
St. Lucie
Highlands
Sarasota
De Soto
Martin
Venice/Nokomis
Charlotte
Glades
Hendry
Palm Beach
Cape Coral
Fort Myers
Lee
Bonita Springs
Broward
Collier
Naples
Miami-Dade
Monroe
TIB
FINANCIAL CORP.
Homestead
Key Largo
Tavernier
Big Pine Key
Marathon
Islamorada
Key West

No dealer, salesperson or any other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by TIB Financial Corp. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or which the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of TIB Financial Corp. since the date hereof.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this document or any other document to which we refer you. We have not, and the undersigned has not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of shares of our common stock.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Florida market. We obtained this market data from independent publications or other publicly available information. Although we believe that these outside services are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot in connection with the offering and may bid for, and purchase, shares of our common stock in the open market and impose penalty bids. For a description of these activities, see “Underwriting.” Such stabilizing transactions, if commenced, may be discontinued at any time.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein or incorporated by reference are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of TIB Financial Corp. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	the effects of future economic, business and market conditions, domestic and foreign;

•	governmental monetary and fiscal policies;

•

legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, and changes in the scope and cost of FDIC insurance and other coverages;

•	changes in accounting policies, rules and practices;

•

the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest sensitive assets and liabilities;

•	credit risks of borrowers;

•	changes in the availability and cost of credit and capital in the financial markets;

•	changes in the prices, values and sales volumes of residential and commercial real estate;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;

•

the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	changes in technology or products that may be more difficult, costly, or less effective than anticipated;

•	the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions; and

•	other factors and risks described under “Risk Factors” herein.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this prospectus, or after the respective dates on which such statements otherwise are made.

SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated in this prospectus by reference. As this is a summary, it may not contain all information that is important to you.

As used in this prospectus, the terms “we,” “us,” “our,” “TIB Financial,” and “Company” mean TIB Financial Corp. and its subsidiaries (unless the context indicates another meaning), the term “Bank”, “TIB” and “TIB Bank” means TIB Bank, The Bank of Venice and their subsidiaries (unless the context indicates another meaning), and the term “common stock” means our common stock, par value $0.10 per share.

Our company

We are a bank holding company whose business is conducted primarily through our wholly-owned subsidiaries, TIB Bank (establish 1974), The Bank of Venice and Naples Capital Advisors, Inc. Together, we have 28 full-service banking offices in Florida that are located in Monroe, Miami-Dade, Collier, Lee and Sarasota Counties. We serve over 100,000 customers in these five counties. TIB Bank has filed applications with the Florida Office of Financial Regulation and the FDIC to merge The Bank of Venice into TIB Bank, which we believe will provide synergy, renewed marketing focus and economies of scale to our organization. On December 8, 2008 TIB Bank received authority to exercise trust powers from the FDIC and the State of Florida and the Company’s SEC Registered Investment Advisory firm, Naples Capital Advisors, now manages $120 million for high net worth clients. At June 30, 2009, we had approximately $1.8 billion in total assets, $1.4 billion in total deposits, $1.2 billion in total loans and shareholders’ equity of $112.0 million.

Through our subsidiaries, we offer a wide range of commercial, retail and private banking and trust, investment management and other financial services to businesses, individuals and families. Our deposit account services include checking, interest-bearing checking, money market, savings, certificates of deposit and individual retirement accounts. We offer all types of commercial loans to include: owner-occupied commercial real estate; acquisition, development and construction; income-producing properties; short-term working capital; inventory and receivable facilities; and equipment loans. We also offer a full complement of consumer loan products. Our lending focus is on small to medium-sized business, private banking clients and consumer borrowers. Most importantly, we provide our customers with access to local bank officers who are empowered to act with flexibility to meet customers’ needs in an effort to foster and develop long-term, multi-service relationships. Through Naples Capital Advisors, Inc. and TIB Bank we offer wealth management, investment advisory and trust services.

TIB Bank has been executing a community bank business strategy for individuals and businesses in the Florida Keys for 35 years. It is a unique market defined largely by its geography. From Key Largo to Key West, the Florida Keys stretch approximately 130 miles through a chain of islands each less than two miles wide. The islands of the Florida Keys are connected principally by a single highway, U.S. 1. TIB Bank is one of the few banks in the Florida Keys operating throughout the entire expanse of the market. It is a very competitive market based on personal attention and service rather than branch locations.

Our service-oriented style of business has resulted in the largest deposit market share of any financial institution in the Florida Keys. At June 30, 2008, the Bank had $509.9 million in deposits or 25.8% of the $2.0 billion Monroe County deposit market as reported by the FDIC. TIB Bank remains vigilant to its core market and to the highly valued market share and relationships that have historically provided the Bank its success.

In 2001, TIB Bank expanded into the attractive Southwest Florida markets of Collier and Lee County. Similar to the strategy honed in the Florida Keys, TIB focuses on small businesses and individuals appreciative of community bank service. Although the Naples, Bonita Springs and Fort Myers sub-markets are highly competitive, TIB Bank has made consistent progress in growing new households and increasing market share in these valuable areas. These efforts have been bolstered by the recent introduction of private banking and wealth management services. The private banking team, since January, 2008 and as of June 30, 2009 has generated $55 million in new client deposits and $12 million in loans.

In April, 2007, the Company completed the acquisition of The Bank of Venice. Combined with the two offices of Riverside Bank of the Gulf Coast, purchased in February 2009, the Banks are now the largest community banking presence, as measured by deposits in the Venice-Nokomis market.

On December 5, 2008, as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program, we sold to the U.S. Department of the Treasury, $37 million of Series A preferred stock of TIB Financial Corp., with a 5% cumulative annual dividend yield for the first five years, and 9% thereafter, and a ten year warrant to purchase up to 1,095,435 shares of the Company’s voting common stock, at an exercise price of $5.07 per share, for an aggregate purchase price of $5.5 million in cash.

In February 2009, TIB Bank assumed $317 million of deposits (which excluded brokered deposits) of Riverside Bank of the Gulf Coast from the FDIC. Riverside Bank’s nine offices reopened on February 17, 2009 as branches of TIB Bank. The assumption of the deposits increased our market presence in Fort Myers and Venice, and expanded our banking operations into the contiguous market of Cape Coral. The transaction also provided us with additional core deposit funding for loan growth, the potential for new customer relationships and will improve and increase our brand awareness throughout the Southwest Florida markets we serve.

We intend to call a special meeting of our shareholders to be held in September 2009 to approve an amendment to our Restated Articles of Incorporation to increase the number of authorized shares of our common stock.

We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Florida Office of Financial Regulation, the SEC and the Federal Deposit Insurance Corporation, or the FDIC. This regulation is intended for the protection of our depositors and clients, not our shareholders.

Our executive offices are located at 599 9th Street North, Naples, Florida 34102, and our telephone number is (239) 263-3344. Our website address is www.tibfinancialcorp.com. The information on our website does not constitute part of this prospectus.

Business strategy

Our business strategy is to operate as a profitable, diversified financial services company providing a variety of banking and other financial services, with an emphasis on building multi-service relationships through commercial loans to small and medium-sized businesses, private banking, trust and investment management and consumer and residential mortgage lending and to be the premier community bank in the markets we serve. As a result of the consolidation of locally based small and medium-sized financial institutions and the emergence of large, nationally focused financial institutions, we believe there is a significant opportunity for community based and focused banks to provide a full range of financial services to small and middle-market commercial and retail customers. We emphasize comprehensive retail, private banking, wealth management and business products and responsive, decentralized decision-making which reflects our knowledge of customers and experience in our local markets.

To continue asset growth and improve profitability, our marketing strategy is targeted to

•	Provide customers with access to our local executives who make key credit and account decisions;

•	Pursue commercial lending opportunities with small to mid-sized businesses which we believe are underserved by our larger competitors;

•

Pursue private banking and wealth management opportunities with affluent individuals and families which are served remotely or underserved by our larger competitors, headquartered out of the state of Florida;

•

Provide residential mortgage financing on both a mortgage banking basis with conforming loans sold through the secondary market and on a portfolio basis with jumbo and other nonconforming loans originated for customers with an existing relationship;

•

Originate consumer loans principally on a direct basis to diversify our sources of loans and revenue and enhance our interest margin. We are deemphasizing the origination of auto loans on an indirect basis through auto dealers, but will continue to originate loans to consumers with prime credit;

•	Cross-sell our products and services to our more than 100,000 existing customers to leverage our relationships, grow fee income and enhance profitability; and

•	Adhere to safe and sound credits standards to maintain the continued quality of assets as we implement our growth strategy.

Our reasons for the offering

We are conducting this offering principally to raise additional capital to increase the capital of TIB Bank. TIB has agreed with the bank regulatory agencies that by December 31, 2009 and thereafter, TIB will maintain a Tier 1 leverage capital ratio of not less than 8% and a total risk-based capital ratio of not less than 12%. At June 30, 2009, TIB had a Tier 1 leverage capital ratio of 6.5% and a total risk-based capital ratio of 10.0%. The net proceeds of this offering also will be used for general corporate purposes.

The offering

Common stock offered	35,000,000 shares(1)

Common stock to be outstanding after the offering	shares(1)(2)

Use of proceeds	We intend to use the proceeds from this offering primarily to strengthen the capital of TIB Bank and for general corporate and working capital purposes.

Nasdaq Global Select Market Symbol	TIBB

(1)	This number does not include 5,250,000 shares that the underwriters have the option to purchase to cover over-allotments.

(2)

The number of shares of common stock to be outstanding after the offering does not include 659,127 shares of common stock subject to outstanding options and 2,356,647 shares of common stock subject to outstanding stock purchase warrants at June 30, 2009. See “Description of Securities—Stock Purchase Warrants” and “—Equity Incentive Plan.”

Risk factors

Prior to making an investment decision, a prospective purchaser should consider all of the information set forth in this prospectus and should evaluate the statements set forth in “Risk Factors” beginning on Page 6.

Selected Consolidated Financial Data

You should read the following selected consolidated financial data with our consolidated financial statements and notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which are incorporated by reference in this prospectus. The following tables set forth select consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2008 and at and for the six-month periods ended June 30, 2009 and 2008. These selected statement of income data for the years ended December 31, 2008, 2007 and 2006, and the selected statement of financial data as of December 31, 2008 and 2007, have been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus. The selected statement of income data for the years ended December 31, 2005 and 2004 and the summary statement of financial condition dated as of December 31, 2006, 2005 and 2004 have been derived from our audited financial statements that are not included in this prospectus. The information for the six months ended June 30, 2009 and 2008 is unaudited. However, in the opinion of our management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. Historical results are not necessarily indicative of future results, and the results for the six months ended June 30, 2009 are not necessarily indicative of the results that might be expected for the year.

(Dollars in thousands, except per share data)	At and for the Six Months ended June 30,		At and For Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Balance Sheet Data:
Total Assets	$1,797,081	$1,578,821	$1,610,114	$1,444,739	$1,319,093	$1,076,070	$829,325
Gross Loans	1,238,356	1,196,887	1,223,319	1,127,667	1,063,852	882,372	653,521
Allowance for loan losses	25,446	16,627	23,783	14,973	9,581	7,546	6,243
Deposits	1,394,818	1,138,190	1,135,668	1,049,958	1,029,457	920,424	687,859
Shareholders’ Equity	111,968	99,149	121,114	96,240	85,862	77,524	68,114

Statement of Income Data
Interest and dividend income	$41,680	$44,699	$88,164	$94,741	$85,234	$59,434	$40,916
Interest expense	19,229	22,434	43,504	48,721	38,171	20,304	10,730
Net interest income	22,451	22,265	44,660	46,020	47,063	39,130	30,186
Provision for loan losses	11,072	8,370	28,239	9,657	3,491	2,413	2,455
Net interest income after provision for loan losses	11,379	13,895	16,421	36,363	43,572	36,717	27,731
Non-interest income	4,711	2,092	784	1,362	6,275	6,258	6,306
Non-interest expense	29,525	24,890	50,988	41,921	35,833	31,856	27,057
Income tax expense (benefit)	(5,090)	(3,424)	(12,853)	(1,775)	5,021	3,927	2,337

Income (loss) from continuing operations	(8,345)	(5,479)	(20,930)	(2,421)	8,993	7,192	4,643
Income, net of taxes, from discontinued operations	—	—	—	—	254	4,632	555
Income earned by preferred shareholders	1,358	—	165	—	—	—	—

Net income allocated to common shareholders	$(9,703)	$(5,479)	$(21,095)	$(2,421)	$9,247	$11,824	$5,198

(Dollars in thousands, except per share data)	At and for the Six Months ended June 30,		At and For Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Per Share Data:
Book value per common share	$5.33	$6.72	$5.98	$7.16	$6.97	$6.37	$5.71
Basic earnings (loss) per common share	$(0.66)	$(0.39)	$(1.46)	$(0.19)	$0.76	$0.98	$0.47
Diluted earnings (loss) per common share	$(0.66)	$(0.39)	$(1.46)	$(0.19)	$0.74	$0.95	$0.45
Basic weighted average common equivalent shares outstanding	14,661,879	14,157,535	14,401,809	12,926,470	12,201,590	12,006,684	11,161,432
Diluted weighted average common equivalent shares outstanding	14,661,879	14,157,535	14,401,809	12,926,470	12,496,095	12,402,856	11,518,431
Dividends declared per common share	$—	$0.0595	$0.0595	$0.2307	$0.2248	$0.2201	$0.2153

Performance Ratios:
Return on average assets	(0.94)%	(0.73)%	(1.36)%	(0.18)%	0.74%	0.74%	0.63%
Return on average equity	(13.83)%	(10.88)%	(20.41)%	(2.52)%	11.05%	10.19%	7.83%
Average equity/average assets	6.78%	6.73%	6.65%	6.99%	6.72%	7.26%	8.01%
Net interest margin	2.71%	3.19%	3.10%	3.60%	4.18%	4.38%	4.51%
Dividend payout ratio	NM	NM	NM	NM	30.50%	36.74%	51.76%
Allowance for loan losses/total loans	2.05%	1.39%	1.94%	1.33%	0.90%	0.86%	0.96%
Non-performing assets/total assets	4.09%	2.38%	2.95%	1.88%	0.69%	0.46%	0.60%
Non-performing loans/total loans	4.99%	1.89%	3.25%	1.43%	0.40%	0.11%	0.11%
Allowance for loan losses/non-performing loans	41.17%	73.57%	59.79%	93.08%	226.88%	789.33%	886.79%
Non-interest expense/tax equivalent net-interest income and non-interest income from continuing operations	108.38%	101.79%	111.78%	87.86%	66.75%	69.69%	73.48%

Capital Ratios: TIB FINANCIAL CORP
Tier 1 leverage ratio	6.4%	8.0%	8.9%	8.4%	8.8%	8.4%	10.0%
Tier 1 risk based ratio	8.9%	9.6%	11.3%	10.0%	10.1%	9.6%	10.9%
Total risk based ratio	10.1%	10.9%	12.6%	11.3%	11.8%	10.9%	12.6%

Capital Ratios: TIB BANK
Tier 1 leverage ratio	6.5%	7.5%	7.2%	7.8%	9.0%	8.7%	10.5%
Tier 1 risk based ratio	8.8%	8.9%	9.2%	9.2%	10.4%	9.9%	11.4%
Total risk based ratio	10.0%	10.1%	10.5%	10.4%	11.3%	10.8%	12.4%

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deemed immaterial may also impair our business operations. If any of the following risks identified actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business

Deterioration in local economic and housing markets has led to loan losses and reduced earnings and could lead to additional loan losses and reduced earnings.

For the past two years, there has been a dramatic decrease in housing and real estate values in Florida, coupled with a significant increase in the rate of unemployment. These trends have contributed to an increase in the Banks’ non-performing loans and reduced asset quality. As of June 30, 2009, the Banks’ non performing loans were approximately $61.8 million, or 4.99% of the loan portfolio. Nonperforming assets were approximately $73.6 million as of this same date, or 4.09% of total assets. In addition, we had approximately $23.4 million in accruing loans that were between 30 and 89 days delinquent at June 30, 2009. If market conditions continue to deteriorate, this may lead to additional valuation adjustments on the Banks’ loan portfolios and real estate owned as the Banks continue to reassess the market value of their loan portfolios, the losses associated with the loans in default and the net realizable value of real estate owned.

With most of our loans concentrated in Southern Florida, the decline in the local economic conditions has adversely affected the values of our real estate collateral and could continue to do so for the foreseeable future. At June 30, 2009, approximately 89% of the Banks’ loans have real estate as a primary or secondary component of collateral. Consequently, a prolonged decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

Our non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we may continue to incur additional losses relating to non-performing loans. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related loan to the then-fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities.

Loan Portfolio includes commercial and real estate loans that have higher risks.

The Banks’ commercial, commercial real estate and construction and vacant land loans at June 30, 2009, were $67.2 million, $683.7 million and $139.4 million, respectively, or 5%, 55% and 11% of total loans. At June 30, 2008, the commercial, commercial real estate and construction and vacant land loans were $67.2 million, $646.2 million and $156.7 million, respectively, or 6%, 54% and 13% of total loans. Commercial, commercial real estate and construction and vacant land loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans. Any significant failure to pay on time by the Banks’ customers would hurt our earnings. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, the Banks may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risks for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental agencies or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether the Banks knew of, or were responsible for, the contamination.

During 2006, the federal bank regulatory agencies released guidance on “Concentrations in Commercial Real Estate Lending” (the “Guidance”). The Guidance defines commercial real estate loans as exposures secured by raw land, land development and construction (including 1-4 family residential construction), multi-family property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property (that is, loans for which 50% or more of the source of repayment comes from third party, non-affiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. This could include enhanced strategic planning, underwriting policies, risk management, internal controls, portfolio stress testing and risk exposure limits as well as appropriately designed compensation and incentive programs. Higher allowances for loan losses and capital levels may also be required. The Guidance is triggered when commercial real estate loan concentrations exceed either:

•	total reported loans for construction, land development, and other land of 100% or more of a bank’s total capital; or

•	total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank’s total capital.

Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation or resale of the related real estate or commercial project. If the cash flow from the project are reduced, a borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, the Banks may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

A portion of our loans are to customers who have been adversely affected by the homebuilding industry.

Customers who are builders and developers face greater difficulty in selling their homes in markets where the decrease in housing and real estate values are more pronounced. Consequently, the Banks are facing increased delinquencies and non-performing assets as these customers are forced to default on their loans. The Banks do not anticipate that the housing market will improve in the near-term, and accordingly, additional downgrades, provisions for loan losses and charge-offs relating to this segment of their loan portfolios may occur.

Recent developments in the financial services industry and the U.S. and global capital markets may adversely impact our operations and results.

Developments in the last two years in the capital markets have resulted in uncertainty in the financial markets in general, with the expectation of the general economic downturn continuing in the latter half of 2009 and beyond. Loan portfolio performance has deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of collateral. The competition for our deposits has increased significantly due to liquidity concerns at many of these same institutions. Stock prices of bank holding companies, like ours, have been negatively affected by the current condition of the financial markets, as has our ability, if needed, to raise capital or borrow in the debt markets, compared to prior years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and capital and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Developments in the financial services industry and the impact of any new legislation in response to those developments could negatively impact us by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance.

Our indirect auto lending program has experienced significant charge-offs and losses in this portfolio beginning in 2007 and continuing in 2008 and the first half of 2009. We may continue to experience significant losses in this portfolio.

A portion of our current lending involves the purchase of consumer automobile installment sales contracts from automobile dealers primarily located in Southwest Florida. We began this program in 2002 and as of June 30, 2009, we had approximately $63 million of indirect loans outstanding. These loans are for the purchase of new or late model used cars. We serve customers over a broad range of creditworthiness and the required terms and rates are reflective of those risk profiles. While these loans have higher yields than many of our other loans, they involve significant risks in addition to normal credit risk. Potential risk elements associated with indirect lending include the limited personal contact with the borrower as a result of indirect lending through dealers, the absence of assured continued employment of the borrower, the varying general creditworthiness of the borrower, and changes in the local economy and difficulty in monitoring collateral. While indirect automobile loans are collateralized, they are collateralized by depreciating assets and characterized by loan to value ratios that could result in the Bank not recovering the full value of an outstanding loan upon default by the borrower. Due to the economic slowdown in Southwest Florida, we are currently experiencing significantly higher delinquencies, charge-offs and repossessions of vehicles in this portfolio. If the economy continues to contract, we may continue to experience higher levels of delinquencies, repossessions and charge-offs.

An inadequate allowance for loan losses would reduce our earnings

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require the Banks to increase the allowance for loan losses as a part of their examination process, the Banks’ earnings and capital could be significantly and adversely affected.

The Banks are required to maintain elevated capital ratios for the foreseeable future, but that additional capital may not be available when it is needed

TIB Bank and The Bank of Venice are subject to capital-based regulatory requirements which place depository institutions into one of the following five categories based upon their capital levels and other supervisory criteria: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; and (v) critically undercapitalized. See “Supervision and Regulation—Capital Requirements.” At June 30, 2009, the Banks met the prompt corrective action capital requirements of a “well capitalized” depository institution. On July 2, 2009, TIB Bank entered into a memorandum of understanding, which is an informal agreement, with bank regulatory agencies that it will move in good faith to increase its Tier 1 leverage capital ratio to not less than 8% and its total risk-based capital ratio to not less than 12% by December 31, 2009 and maintain these higher ratios for as long as this agreement is in effect. On April 27, 2009, The Bank of Venice entered into a memorandum of understanding with bank regulatory agencies which provides for the attainment of these higher ratios by September 30, 2009. At June 30, 2009, TIB Bank’s Tier 1 leverage capital ratio and its total risk-based capital ratio were 6.5% and 10.0%, respectively. The Bank of Venice’s Tier 1 leverage capital ratio and its total risk-based capital ratio were 6.5% and 11.7%, respectively. The Banks’ ability to meet their capital requirements on a continuing basis in the future will be dependent upon a number of factors, including their ability to raise additional capital, their results of operations, their level of nonperforming assets, their interest rate risk, future economic conditions (including changes in market interest rates), and future changes in regulatory and accounting policies and capital requirements.

A combination of circumstances, such as the Banks’ continued growth and/or a reduction of their capital due to losses from nonperforming assets or otherwise, could cause the Banks to become unable to meet applicable regulatory capital requirements. In that event, the FDIC could impose restrictions on the Banks’ operations, including limiting their growth. While the proceeds of the offering will enhance the Banks’ capital positions, no assurance can be given that such proceeds will be sufficient to the Banks’ future capital requirements or will prevent the FDIC from imposing restrictions on the Banks’ operations. There can be no assurance that the net proceeds of the offering, together with the future earnings of the Banks, will be sufficient to support management’s growth strategy, or that additional capital will not be required in the future to meet requirements and permit the Banks’ continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we fail to meet these capital requirements, our financial condition, liquidity and results of operations may be materially and adversely affected, and our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

If our banking subsidiaries’ capital ratios fall below the required minimums, we or our banking subsidiaries could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our business is subject to the success of the local economies where we operate

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary and secondary markets. Over the past 30 months, each of these four factors have decreased. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally continue to remain challenged, our business may be adversely affected. Our specific market areas have recently experienced economic contraction, which has affected the ability of our customers to repay their loans to us and generally affected our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified markets and economies. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

A lack of liquidity could affect our operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. There are other sources of liquidity available to us or the Banks should they be needed, including our ability to acquire additional non-core deposits, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Our ability to borrow could be impaired by factors that are not specific to us, such as further disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

Our business strategy includes continued growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively

We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. Particularly in light of prevailing economic conditions, we cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

Our ability to successfully grow will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

We may face risks with respect future expansion or acquisitions

In February 2009, TIB Bank assumed $317 million of deposits (excluding broker deposits) of Riverside Bank of the Gulf Coast from the FDIC, and reopened the nine Riverside Bank offices on February 17, 2009 as branches of TIB Bank. This acquisition could place a strain on our resources, systems, operations and cash flow. Our ability to manage this acquisition will depend on our ability to monitor operations and control costs, maintain effective quality controls, expand our internal management and technical and accounting systems and otherwise successfully integrate the business into TIB Bank. If we fail to do so, our business, financial condition and operating results will be negatively impacted.

We may acquire other financial institutions or parts of those institutions in the future and we may engage in additional de novo branch expansion. We may also consider and enter into new lines of business or offer new products or services. We also may receive future inquiries and have discussions with potential acquirers of us. Acquisitions and mergers involve a number of risks, including, but not limited to valuation risk, integration risk and management resources.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future mergers or acquisition, our integration efforts will be successful or our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

Changes in interest rates may negatively affect our earnings and the value of our assets.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earnings assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Board of Governors of the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest our Banks receive on loans and investment securities and the amount of interest they pay on deposits and borrowings, but such changes could also affect (i) the Banks’ ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, including the available for sale securities portfolio, and (iii) the average duration of our interest-earning assets. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rates indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse affect on our financial condition and results of operations.

Our cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures. We have traditionally obtained funds principally through local deposits and we have a base of lower cost transaction deposits. Generally, we believe local deposits are a less expensive and more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders and reflect a mix of transaction and time deposits, whereas brokered deposits typically are higher cost time deposits. Our costs of funds and our profitability and liquidity are likely to be adversely affected, if and to the extent we have to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix and growth could adversely affect our profitability and the ability to expand our loan portfolio.

Higher FDIC deposit insurance premiums and assessments will adversely affect our financial condition.

FDIC insurance premiums have increased substantially in 2009 and we expect to pay these significantly higher FDIC premiums in the future. Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, limited to 10 basis points times the institution's assessment base for the second quarter of 2009, to be collected on September 30, 2009. Additional special assessments may be imposed by the FDIC for future periods. We participate in the FDIC’s Temporary Liquidity Guarantee Program, or TLG, for noninterest-bearing transaction deposit accounts. Banks that participate in the TLG’s noninterest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLG assessments are insufficient to cover any loss or expenses arising from the TLG program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLG program upon depository institution holding companies, as well. These changes may cause the premiums and TLG assessments charged by the FDIC to increase. These actions could significantly increase our noninterest expense in 2009 and for the foreseeable future.

Competition from financial institutions and other financial service providers may adversely affect our profitability

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and assets under management, and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will be successful.

Possible use of more costly brokered deposits

We can offer no assurance that the Banks will be able to maintain or increase their market share of deposits in their highly competitive service areas. If they are unable to do so, they may be forced to accept increased amounts of out-of-market or brokered deposits. As of June 30, 2009, the Banks had $61.4 million of brokered deposits. At times, the cost of out-of-market and brokered deposits may exceed the cost of deposits in the local market. In addition, the cost of out-of-market and brokered deposits can be volatile, and if the Banks are unable to access these markets or if costs related to out-of-market and brokered deposits increases, the Banks’ liquidity and ability to support demand for loans could be adversely affected.

We are subject to extensive regulation that could limit or restrict our activities

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

We are dependent upon the services of our management team

Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management and sales and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in retaining such personnel. We also cannot guarantee that members of our executive management team will remain with us. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

The TARP Capital Purchase Program and the ARRA impose certain executive compensation and corporate governance requirements that may adversely affect us and our business, including our ability to recruit and retain qualified employees.

The purchase agreement we entered into in connection with our participation in the TARP Capital Purchase Program required us to adopt the Treasury’s standards for executive compensation and corporate governance while the Treasury holds the equity issued by us pursuant to the TARP Capital Purchase Program, including any common stock issuable under the Warrant. These standards generally apply to our chief executive officer, chief financial officer and the three next most highly compensated senior executive officers. The standards include:

•	ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

•	required clawbacks of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate;

•	prohibitions on making golden parachute payments to senior executives; and

•	an agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive.

In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods.

The ARRA imposed further limitations on compensation while the Treasury holds equity issued by us pursuant to the TARP Capital Purchase Program:

•	a prohibition on making any golden parachute payment to a senior executive officer or any of our next five most highly compensated employees;

•	a prohibition on any compensation plan that would encourage manipulation of our reported earnings to enhance the compensation of any of our employees; and

•

a prohibition on the payment or accrual of any bonus, retention award, or incentive compensation to our five highest paid executives except for long-term restricted stock with a value not greater than one-third of the total amount of annual compensation of the employee receiving the stock.

The Treasury released an interim final rule on TARP standards for compensation and corporate governance on June 10, 2009, which implemented and further expanded the limitations and restrictions imposed on executive compensation and corporate governance by the TARP Capital Purchase Program and ARRA. The rules apply to us as a recipient of funds under the TARP Capital Purchase Program as of the date of publication in the Federal Register on June 15, 2009, but are subject to comment until August 14, 2009. The rules clarify prohibitions on bonus payments, provide guidance on the use of restricted stock units, expand restrictions on golden parachute payments, mandate enforcement of clawback provisions unless unreasonable to do so, outline the steps compensation committees must take when evaluating risks posed by compensation arrangements, and require the adoption and disclosure of a luxury expenditure policy, among other things. New requirements under the rules include enhanced disclosure of perquisites and the use of compensation consultants, and a prohibition on tax gross-up payments.

These provisions and any future rules issued by the Treasury could adversely affect our ability to attract and retain management capable and motivated sufficiently to manage and operate our business through difficult economic and market conditions. If we are unable to attract and retain qualified employees to manage and operate our business, we may not be able to successfully execute our business strategy.

The fair value of our debt securities may be impacted by the level of interest rates and the credit quality and strength of the underlying issuers.

If a decline in fair value is determined to be other than temporary, under generally accepted accounting principles we are required to write these securities down through a charge to operations based upon the amount of credit loss determined to have occurred. As of June 30, 2009, we owned three collateralized debt obligations backed primarily by corporate obligations of homebuilders, REITS, real estate companies and commercial mortgage backed securities with an original principal balance of $10.0 million. During 2007, 2008 and 2009, these securities were determined to be other than temporarily impaired. Since 2007, they have been written down by an aggregate of $10.0 million. These securities with an original principal value of $10.0 million are now carried at no value.

The Company owns a collateralized debt security collateralized by trust preferred securities issued primarily by banks and several insurance companies with an original purchase price of $5.0 million. This security was rated high quality “AA” at the time of purchase, but at June 30, 2009, a nationally recognized rating agencies rated this security as “B” and it is currently valued at $2.1 million. Future changes in interest rates or the credit quality and strength of the underlying issuers may reduce the fair value of this and other securities. If such decline is determined to be other than temporary, we will write them down through a charge to earnings based upon the amount of credit loss determined to have occurred. We review our securities portfolio for impairment on a quarterly basis. Given current market conditions, it is possible that such impairment tests may require the recognition of additional impairment losses.

A substantial decline in the value of our Federal Home Loan Bank of Atlanta common stock may result in an other than temporary impairment charge.

We are a member of the Federal Home Loan Bank of Atlanta, or FHLB, which enables us to borrow funds under the Federal Home Loan Bank advance program. As a FHLB member, we are required to own FHLB common stock, the amount of which increases with the level of our FHLB borrowings. Due to weak financial results, the FHLB has suspended the payment of dividends. The FHLB has also suspended daily repurchases of FHLB common stock, which adversely affects the liquidity of these shares. The carrying value of our FHLB common stock was $10.4 million as of June 30, 2009. Consequently, there is a risk that our investment could be deemed other than temporarily impaired at some time in the future.

The fair value of the Company and its assets and liabilities fluctuate for many reasons and such fluctuations may result in an impairment charge relating to Goodwill resulting from past acquisitions.

The Company has approximately $6.4 million of goodwill arising primarily from the 2007 acquisition of The Bank of Venice and, to a lesser extent, the acquisitions of the Riverside bank deposits and Naples Capital Advisors, Inc. The Company performed its annual review of goodwill for potential impairment as of December 31, 2008 and an interim assessment as of June 30, 2009. Based on these reviews, it was determined that no impairment existed as of June 30, 2009 or December 31, 2008. In addition to the required annual assessment, the Company is required to perform goodwill impairment tests periodically when indicators of impairment exist and many of the fair values and estimates utilized in the impairment test are outside of the control of the Company and its management. Based upon the current market value of the Company and the current operating environment, we expect to review goodwill for potential impairment on a quarterly basis. It is possible that such impairment tests may require the recognition of impairment losses.

Changes in the Company’s projected taxable income, the incurrence of additional net operating losses and other changes in estimates and assumptions may require valuation allowances to be recognized for deferred tax assets

As of June 30, 2009 and December 31, 2008, the Company had deferred tax assets of $19.0 million and $12.8 million, respectively. A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Based on the Company’s earnings history and projected future taxable income, management has determined that no valuation allowance was required at June 30, 2009 or December 31, 2008. Management regularly analyzes the need for valuation allowances for deferred tax assets. If our future operating results vary significantly from our currently projected future taxable income, future analyses may result in the need for or subsequent increases in such valuation allowances which may be material to the financial condition and results of operations of the Company.

The amount of net operating loss carryforwards that may be utilized in any future year may be limited under Section 382 of the Internal Revenue Code as a result of this offering and/or other sales of our equity securities. If the utilization of net operating loss carryforwards is limited by Section 382 in future years, a valuation allowance for deferred tax assets may be required.

Hurricanes or other adverse weather events would negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Our market areas in Florida are susceptible to hurricanes and tropical storms and related flooding and wind damage. Such weather events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where they operate. We cannot predict whether or to what extent damage that may be caused by future hurricanes will affect our operations or the economies in our current or future market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes or tropical storms, including flooding and wind damage. Many of our customers have incurred significantly higher property and casualty insurance premiums on their properties located in our markets, which may adversely affect real estate sales and values in those markets.

Risks Related to Our Common Stock and the Offering

The trading volume in our common stock has been low and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.

Our common stock is thinly traded. The average daily trading volume of our shares on The Nasdaq National Market during the first six months of 2009 was approximately 10,003 shares. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.

We cannot predict the effect, if any, that future sales of our common stock in the market, or availability of shares of our common stock for sale in the market, will have on the market price of our common stock. We therefore can give no assurance sales of substantial amounts of our common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our ability to raise capital through sales of our common stock.

Market conditions and other factors may affect the value of our common stock.

The trading price of the shares of our common stock will depend on many factors, which may change from time to time, including:

•

conditions in the regional and national credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;

•	market interest rates;

•	the market for similar securities;

•	government action or regulation;

•	general economic conditions or conditions in the financial markets;

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility;

•	our past and future dividend practice; and

•	our financial condition, performance, creditworthiness and prospects.

Accordingly, the shares of common stock that an investor purchases, whether in this offering or in the secondary market, may trade at a price lower than that at which they were purchased.

Our ability to pay dividends is limited and we have stopped paying cash dividends

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock at any time outstanding or depositary shares representing such preferred stock then outstanding.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. Prior to December 5, 2011, unless we have redeemed the Preferred Shares or the Treasury has transferred the securities to a third party, the Treasury’s consent will generally be required for us to pay a common stock dividend in cash. The ability of our two bank subsidiaries to pay dividends to us is limited by their obligations to maintain sufficient capital and by other restrictions including general restrictions on their dividends that are applicable to state banks that are regulated by the FDIC. Accordingly, we have not paid a cash dividend since the first quarter of 2008, and do not anticipate paying cash dividends for the foreseeable future.

The consent of the Treasury may be required for us to increase cash dividends.

Prior to December 5, 2011, unless we have redeemed the Preferred Shares or the Treasury has transferred the Preferred Shares to a third party, the consent of the Treasury will be required for us to declare or pay any cash dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.06 per share of common stock) or redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the purchase agreements associated with the issuance of the Preferred Shares. Additionally, if we increase our dividend above $0.06 per share per quarter prior to the tenth anniversary of our participation in the Capital Purchase Program and the Warrant is then outstanding, then the exercise price and the number of shares to be issued upon exercise of the Warrant will be proportionately adjusted. The amount of such adjustment will be determined by a formula and depends in part on the extent to which we raise our dividend. These provisions could result in lower dividends than we may have otherwise declared in the absence of these restrictions.

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders

We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. At June 30, 2009, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $33.0 million. Payments of the principal and interest on the trust preferred securities of this special purpose trust are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trust are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

The Preferred Shares, the Warrant and other potential issuances of equity securities may impact net income available to our common shareholders and our earnings per share.

The dividends declared on the Preferred Shares will reduce the net income available to common shareholders and our earnings per common share. The Preferred Shares will also receive preferential treatment in the event of liquidation, dissolution or winding up of our business. In addition, we may issue and sell additional shares of preferred stock or common stock in the future, and such future issuances of equity could further impact the earnings per share available to our existing shareholders.

Our earnings per share could also be diluted by the shares of common stock issuable upon exercise of the Warrant currently held by the Treasury. As of June 30, 2009, the shares issuable upon exercise of the Warrant represented approximately 7.4% of our outstanding common shares. This percentage includes the shares issuable upon exercise of the Warrant in our total outstanding shares but does not include the 50% reduction in the number of shares subject to this Warrant which would occur if we raise at least $37.0 million in one or more qualified equity offerings prior to December 31, 2009.

Holders of the Series A Preferred Shares have certain voting rights that may adversely affect our common shareholders, and the holders of our Series A Preferred Shares may have different interests from, and vote their shares in a manner deemed adverse to, our common shareholders.

In the event that we fail to pay dividends on the Preferred Shares for an aggregate of at least six quarterly dividend periods (whether or not consecutive) the Treasury will have the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid; otherwise, except as required by law, holders of the Preferred Shares have limited voting rights. So long as shares of the Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or our amended and restated charter, the vote or consent of holders owning at least 66 2/3% of the shares of Preferred Shares outstanding is required for:

•	any authorization or issuance of shares ranking senior to the Preferred Shares;

•	any amendment to the rights of the Preferred Shares so as to adversely affect the rights, preferences, privileges or voting power of the Preferred Shares; or

•

consummation of any merger, share exchange or similar transaction unless the Preferred Shares remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the Preferred Shares remaining outstanding or such preference securities have such rights, preferences, privileges and voting power as are not materially less favorable to the holders than the rights, preferences, privileges and voting power of the Preferred Shares. Holders of Preferred Shares could block the foregoing transaction, even where considered desirable by, or in the best interests of, holders of our common stock.

In addition, the shares of common stock that are issuable upon the exercise of the Warrant will enjoy voting rights identical to those of our other outstanding shares of common stock. Although the Treasury has agreed not to vote the shares of common stock it would receive upon any exercise of the Warrant, a transferee of any portion of the warrant or any of the shares of common stock it acquires upon exercise of the Warrant is not bound by this limitation.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of             shares of our common stock in this offering will be approximately $             million or approximately $             if the underwriters’ over-allotment option is exercised in full. In each case, this assumes deduction of estimated offering expenses of $             and underwriting discounts and commissions. We intend to contribute                      of the net proceeds we receive from this offering to TIB Bank to provide it with additional capital and any remaining proceeds will be used for general corporate purposes. TIB Bank intends to use the capital for general corporate purposes, primarily to support its operations. TIB has agreed with the Bank regulatory agencies that by                     , 2009 and thereafter, TIB Bank will maintain a Tier 1 leverage capital ratio of not less than 8% and a total risk-based capital ratio of not less than 12%. At June 30, 2009, TIB had a Tier 1 leverage capital ratio of 6.5% and a total risk-based capital ratio of 10.1%.

The foregoing represents our anticipated use of the net proceeds of this offering based upon the current status of our business operations, our current plans and current economic conditions. A change in the use of proceeds or timing of such use will be at our discretion.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2009 and as adjusted to give effect to the sale of 35,000,000 shares of common stock offered in this offering, less the underwriting discount and commissions and estimated expenses, at an offering price of $             per share. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	June 30, 2009
(Dollars in thousand, except per share data)	Actual(1)	As Adjusted(2), (3)
Subordinated debentures	$33,000		$33,000

Shareholders’ equity
Preferred Stock, $.10 par value; 5,000,000 shares authorized, 37,000 shares issued and outstanding, $1,000 liquidation preference	33,354		$33,354
Common stock, $0.10 par value; 40,000,000 shares authorized; 14,747,870 shares outstanding; shares outstanding as adjusted(4)	1,482
Additional paid-in capital	74,323
Retained earnings	4,259
Treasury stock, at cost, 72,727 shares	(569)
Accumulated other comprehensive loss	(881)

Total shareholders’ equity	$111,968	$

Total subordinated debentures and shareholders’ equity	$144,968
Book value per share(5)	$5.33

Capital ratios(6):
Tier 1 leverage ratio	6.4%
Tier 1 capital to risk-weighted assets	8.9%
Total capital to risk-weighted assets	10.1%

(1)

This table excludes 659,127 shares of common stock issuable upon exercise of outstanding options, at an average exercise price of $8.90 per share and warrants to purchase an additional 1,261,212 shares of common stock at an exercise price of $7.99 per share at any time prior to March 7, 2011. Also excluded from this table are 1,095,435 warrants held by the Treasury to purchase shares of common stock at an exercise price of $5.07.

(2)

We intend to call a special meeting of our shareholders to be held in September 2009 to approve an amendment to our Restated Articles of Incorporation to increase the number of authorized shares of our common stock.

(3)	If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $ , $ and $ , respectively.

(4)	Before issuance of up to 5,250,000 shares of common stock pursuant to the underwriters’ over-allotment option.

(5)

Actual book value per share equals total shareholders’ equity of $            , divided by             shares issued and outstanding at June 30, 2009. Book value per share as adjusted equals total shareholders’ equity of $             (assuming net proceeds of this offering of $            ), divided by             shares (assuming issuance and sale of             shares).

(6)	These ratios as adjusted, assume that the net proceeds will be invested initially in money market investments and short-term available for sale securities until utilized by the Company over time.

MARKET FOR OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades on The Nasdaq Global Select Market under the symbol “TIBB.” The table below sets forth for the periods indicated, the high and low sales prices of our common stock as reported by The Nasdaq Global Select Market and the dividends declared per share on our common stock.

	High	Low	Cash Dividends Declared Per Share
2009 Quarter Ended:
Third quarter (through August 13, 2009)	$2.86	$1.50	$—
Second quarter	3.84	2.62	—
First quarter	4.35	2.63	—

2008 Quarter Ended:
Fourth quarter	$7.09	$3.97	$—
Third quarter	7.02	3.72	—
Second quarter	8.04	5.56	—
First quarter	9.19	5.51	.0595

2007 Quarter Ended:
Fourth quarter	$10.63	$6.40	$.0595
Third quarter	12.69	9.88	.0571
Second quarter	14.27	12.15	.0571
First quarter	17.33	13.96	.0571

On August 13, 2009, the last reported sale price of our common stock on The Nasdaq Global Select Market was $1.88 per share. At July 31, 2009, there were 14,747,870 shares of our common stock outstanding, held by approximately 527 holders of record.

DIVIDEND POLICY

For 2008, we paid cash dividends to our shareholders in the amount of $.0595 per share for the first quarter and issued 1% stock dividends in lieu of cash dividends for the last three quarters of 2008, as well as the first two quarters of 2009.

There are a number of federal banking policies and regulations that would restrict our ability to pay dividends. In particular, because TIB Bank is a depository institution and its deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. Also, as a state bank, TIB Bank is subject to FDIC regulations and Florida law which impose certain minimum capital requirements that would affect the amount of cash available for distribution to us. TIB Bank has also agreed with the bank regulatory agencies that it will not pay any dividends without their approval. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital, are expected to serve as a source of financial strength to TIB Bank and to commit resources to support TIB Bank.

As a result of our participation in the TARP CPP program, additional restrictions have been imposed on our ability to declare or increase dividends on shares of our common stock. Specifically, we are unable to declare dividend payments on our common stock if we are in arrears on the dividends on the Preferred Shares. Further, without the Treasury’s approval, we are not permitted to increase dividends on our common stock above our historical payment until December 5, 2011 unless all of the Preferred Shares have been redeemed or transferred by the Treasury. In addition, we cannot repurchase shares of common stock or use proceeds from the Preferred Shares to repurchase trust preferred securities. The consent of the Treasury generally is required for us to make any stock repurchase until December 5, 2011 unless all of the Preferred Shares have been redeemed or transferred by the Treasury to a third party. Further, we cannot repurchase our common stock if we have not declared and paid all Preferred Shares dividends.

BUSINESS

General

We are a bank holding company whose business is conducted primarily through our wholly-owned subsidiaries, TIB Bank, The Bank of Venice and Naples Capital Advisors, Inc. Together, we have 28 full-service banking offices in Florida that are located in Monroe, Miami-Dade, Collier, Lee and Sarasota Counties. TIB Bank, which was formed in 1974, serves principally the Southern Florida market while The Bank of Venice serves the Sarasota County market. TIB Bank recently received authority to exercise trust powers from the FDIC and the State of Florida and the Company’s SEC registered investment advisory firm currently manages $120 million of assets for high net worth clients. TIB Bank also has filed applications with the Florida Office of Financial Regulation and the FDIC to merge The Bank of Venice into TIB Bank, which we believe will provide synergy and economies of scale to our organization. At June 30, 2009, we had approximately $1.8 billion in total assets, $1.4 billion in total deposits, $1.2 billion in total loans and shareholders’ equity of $112.0 million.

TIB Bank has been executing a community bank business strategy for individuals and businesses in the Florida Keys for 35 years. It is a unique market defined largely by its geography. From Key Largo to Key West, the Florida Keys stretch approximately 130 miles through a chain of islands each less than two miles wide. The islands of the Florida Keys are connected principally by a single highway, U.S. 1. TIB Bank is one of the only banks in the Florida Keys operating throughout the entire expanse of the market. It is a very competitive market based more on personal attention and service than branch locations.

Our service/sales-oriented style of business has resulted in the largest deposit market share of any financial institution in the Florida Keys. At June 30, 2008, the Bank had $509.9 million in deposits or approximately 25.8% of the $2.0 billion Monroe County deposit market as reported by the FDIC. TIB Bank remains vigilant to its core market and to the highly valued market share and relationships that have historically provided the Bank its success.

In February 2009, TIB Bank assumed all of the $317 million of deposits (excluding brokered deposits) of Riverside Bank of the Gulf Coast from the FDIC. Riverside Bank’s nine offices reopened on February 17, 2009 as branches of TIB Bank. The assumption of the deposits increased our market presence in Fort Myers and Venice, and expanded our banking operations into the contiguous market of Cape Coral. The transaction also provided us with additional funding for loan growth, the potential for new customer relationships and will improve and increase our brand awareness throughout all the markets we serve.

As of June 30, 2009 the deposits by branch were as follows:

Riverside Bank Deposit Acquisition

(Dollars in millions)
Location	Branch	Deposits as of June 30, 2009
Collier County	Golden Gate*	$6.9
Lee County—Cape Coral	Cape Coral Pkwy	50.9
	Del Prado	38.0
	Pine Island	25.7
	Santa Barbara	18.8
Lee County—Ft. Myers	Hancock	31.6
	McGregor	33.9
Sarasota County	Nokomis	37.8
	Venice	33.3

Total		$276.9

*	Office was closed on May 1, 2009 and customers are serviced from three other branches in Naples.

We acquired a very attractive deposit base and branches that significantly increased our presence and operations in Southwest Florida and provided a strong entrance into the contiguous Cape Coral Market making us the largest community bank in Cape Coral and Venice and increasing our presence in Ft. Myers to four offices from just one prior to the transaction. As of June 30, 2009 we exercised the option to acquire approximately $10 million of loans, the branch real estate and equipment for six of the locations and assumed the lease and acquired the equipment for one location. As detailed below, the deposit mix is highly attractive with over 59% in core, lower cost transaction accounts.

Riverside Bank Acquisition Deposit Mix

(Dollars in millions)	As of June 30, 2009
DDA	$34.8	12%
NOW	31.3	11%
Money Market	90.6	33%
Savings	7.7	3%
Certificates of Deposits	112.5	41%

Total	$276.9	100%

Excluding internet originated deposits that were assumed, we have retained approximately 92% of the core deposits acquired.

We offer a wide range of commercial and retail banking and financial services to businesses and individuals. Our account services include checking, interest-bearing checking, money market, savings, certificates of deposit and individual retirement accounts. We offer all types of commercial loans to include: owner-occupied commercial real estate; acquisition, development and construction; income-producing properties; short-term working capital; inventory and receivable facilities; and equipment loans. We also offer a full complement of consumer loan products. Our lending focus is predominantly on small to medium-sized business and consumer borrowers. Most importantly, we provide our customers with access to local bank officers who are empowered to act with flexibility to meet customers’ needs in an effort to foster and develop long-term loan and deposit relationships.

We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Florida Office of Financial Regulation, and the Federal Deposit Insurance Corporation, or the FDIC. This regulation is intended for the protection of our depositors, not our shareholders.

Our executive offices are located at 599 9th Street North, Naples, Florida 34102, and our telephone number is (239) 263-3344. Our website address is www.tibfinancialcorp.com. The information on our website does not constitute part of this prospectus.

Business Strategy

Our business strategy is to operate as a diversified financial services company providing a variety of banking and other financial services, with an emphasis on building multi-service relationships through consumer and residential mortgage lending and commercial business loans to small and medium sized businesses. As a result of the consolidation of small and medium sized financial institutions, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to affluent and wealthy individuals and families, small and middle-market commercial and retail customers. We emphasize comprehensive retail, private banking, wealth management and small business products and responsive, decentralized decision-making which reflect our knowledge of and experience in our local markets and customers.

Our principal focus is to be the premier community bank in the markets we serve. In the recent past the Company expanded rapidly into its Southwest Florida markets and made significant investments in personnel, operational infrastructure, information technology and systems and branches. The banking franchise and markets of the Company have changed significantly as presented below.

(Dollars in thousands)	June 30, 2006				June 30, 2009
	Florida Keys and Homestead		Southwest Florida		Florida Keys and Homestead		Southwest Florida
Loans	$548,087	55%	$454,694	45%	$558,452	45%	$679,904	55%
Deposits	$689,602	68%	$329,686	32%	$605,421	43%	$789,397	57%
Branches	11	69%	5	31%	11	39%	17	61%

During this expansionary period, the Company has maintained its dominant market presence and market share in the Florida Keys and significantly enhanced its market presence and market share in its markets in Southwest Florida.

Summary of Market Share by Deposits

	June 30, 2006	June 30, 2008*
Florida Keys	26.3%	25.8%
Homestead	14.8%	10.5%

Southwest Florida
Naples	1.8%	3.4%
Bonita Springs	7.0%	5.8%
Fort Myers	1.0%	2.3%
Cape Coral	—	8.9%*
Venice-Nokomis	—	6.3%

*	Latest deposit and branch data available from the FDIC. June 30, 2008 data has been adjusted to reflect the pro forma effect of the acquisition of the deposits of the former Riverside Bank of the Gulf Coast, excluding the brokered deposits of Riverside.

Our current strategy is:

•

Improve our operating performance and efficiency through the merger of The Bank of Venice into TIB Bank, reduce leased office space utilized by operations personnel and continually improve our operating expense management;

•	Adhere to safe and sound credit standards to maintain the quality of assets as we continue to execute our growth strategy;

•	Improve our asset quality and reduce the level of non-performing assets through continued close monitoring of the loan portfolio and collection and resolution efforts for non-performing assets.

•	Maintain a strong core deposit base to provide funding for lending and on balance sheet liquidity to respond to potential market disruption and volatility;

•	Continue to reduce our exposure to construction and land development loans;

•

Increase our net interest income and net interest margin through disciplined loan and deposit pricing, focusing on the generation of new relationship based loans and deposits, enhance our generation of lower cost transaction accounts, utilize the Riverside deposits to fund new loans and maintain effective interest rate risk management;

•	Continue to expand and diversify non-interest income revenue sources through the expansion and continued development of private banking, wealth management and Naples Capital Advisors, Inc.

•	Enhance our market presence and market share in our existing Southwest Florida markets through business development and marketing and opportunistic expansion through new offices or acquisition; and

•

Originate consumer loans principally on a direct basis to consumers with prime credit to diversify our sources of loans and revenue, enhance our interest margin and continue to deemphasize the origination of auto loans on an indirect basis through auto dealers;

Banking services

Commercial Banking. We focus our commercial loan originations to small- and mid-sized business (generally up to $20 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include owner-occupied commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. We offer a wide range of cash management services and deposit products to commercial customers.

Retail Banking. Our retail banking activities emphasize providing excellent customer service and cross selling multiple services to our customer base. An extensive range of services is offered to meet the varied needs of our customers. In addition to traditional products and services, we offer state of the art Internet banking services. Consumer loan products offered include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, overdraft protection, and unsecured personal credit lines.

Mortgage Banking. Our mortgage banking business is structured to provide a source of fee and interest income. Fees are generated by originating conforming fixed and variable rate loans for sale to the secondary market. To compliment cross sell efforts to Private Banking and affluent customers, adjustable rate loans (mostly jumbo) are held in our loan portfolio. Mortgage banking capabilities include conventional and nonconforming mortgage underwriting; and construction and permanent financing.

Private Banking, Trust and Investment Management. A key component of the overall growth strategy is the integrated offering of private banking and wealth management. More specifically defined, TIB Bank is now targeting affluent and wealthy clients, business owners and retirees, building new relationships and expanding existing relationships to grow deposits, loans and fiduciary and investment management fee income. Through private banking, we offer deposit products tailored to meet the needs of the affluent and wealthy, along with lines of credit and traditional mortgage financing. These banking services are typically integrated with professional investment management and personal trust services.

Unlike most traditional community banks that appeal almost exclusively to one segment of the business market, TIB Bank reaches out to the community with multiple distribution channels, including private banking and wealth management. This approach not only provides a competitive edge relative to other community banks, but also benefits the enterprise in the following ways:

•	They are services in demand and closely matching to the demographics of the market areas:

•	They will generate a scalable, diversified and profitable source of non-interest income; and

•	They will serve as an attractive platform from which to continuously attract new clients and new banking professionals.

Lending activities

Loan Portfolio Composition. At June 30, 2009, our loan portfolio totaled $1.2 billion, representing approximately 69% of our total assets of $1.8 billion.

The composition of our loan portfolio at June 30, 2009 is indicated below.

(Dollars in thousands)	June 30, 2009	% of Loans to Total Loans
Real estate mortgage loans:
Commercial	$683,763	55%
Residential	222,260	18%
Farmland	13,497	1%
Construction and vacant land	139,425	11%
Commercial and agricultural loans	67,214	6%
Indirect auto loans	63,243	5%
Home equity loans	38,100	3%
Other consumer loans	10,854	1%

Total loans	1,238,356	100%
Net deferred loan costs	1,355

Loans, net of deferred loan costs	$1,239,711

Commercial Real Estate Mortgage Loans. At June 30, 2009, our commercial real estate loan portfolio totaled $683.8 million. We also have $13.5 million in loans outstanding that are secured by farmland. We originate mortgage loans secured by commercial real estate. Such loans are primarily secured by hotels, guesthouses, restaurants, retail buildings, and general purpose business space. Although terms may vary, our commercial mortgages generally are long term in nature, owner-occupied, and variable-rate loans. We seek to reduce the risks associated with commercial mortgage lending by generally lending in our market area and obtaining periodic financial statements and tax returns from borrowers. It is also our general policy to obtain personal guarantees from the principals of the borrowers and assignments of all leases related to the collateral.

The composition of our commercial real estate loan portfolio at June 30, 2009 and December 31, 2008 is indicated below.

	June 30, 2009		December 31, 2008
(Dollars in thousands)	Commercial Real Estate	Percentage Composition	Commercial Real Estate	Percentage Composition
Mixed Use Commercial/Residential	$128,335	19%	$108,165	16%
Office Buildings	106,462	16%	105,159	16%
Hotels/Motels	98,905	14%	90,091	14%
1-4 Family and Multi Family	76,557	11%	88,512	14%
Guesthouses	84,597	12%	84,993	13%
Retail Buildings	79,039	12%	71,184	11%
Restaurants	49,438	7%	47,680	7%
Marinas/Docks	19,980	3%	20,130	3%
Warehouse and Industrial	26,911	4%	29,031	4%
Other	13,539	2%	13,571	2%

Total	$683,763	100%	$658,516	100%

Commercial Loans. At June 30, 2009, our commercial loan portfolio totaled $67.2 million. We originate secured and unsecured loans for business purposes. Loans are made for acquisition, expansion, and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets.

The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. It is our general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

Construction Loans. At June 30, 2009, our construction loan portfolio totaled $139.4 million. We provide interim real estate acquisition development and construction loans to builders, developers, and other persons who will ultimately occupy the building. Real estate development and construction loans to provide interim financing on the property are based on acceptable percentages of the appraised value of the property securing the loan in each case. Real estate development and construction loan funds are disbursed periodically at pre-specified stages of completion. Interest rates on these loans are generally adjustable. We carefully monitor these loans with on-site inspections and control of disbursements.

Development and construction loans are secured by the properties under development or construction and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely in the value of the underlying property, we consider the financial condition, experience and reputation of the borrower and any guarantors, the amount of the borrower’s equity in the project, independent appraisals, costs estimates and pre-construction sale information.

Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction. The loan to value ratio of construction loans is based on the lesser of the cost to construct or the appraised value of the completed home. Construction loans normally have a maturity of 12-18 months. An independent general contractor is required and funds are disbursed periodically at pre-specified stages of completion. We carefully monitor these loans with on site inspections and control of disbursements. These construction loans, to individuals, may be converted to permanent loans upon completion of construction.

The composition of our construction and land loan portfolio at June 30, 2009 and December 31, 2008 is indicated below.

	June 30, 2009		December 31, 2008
(Dollars in thousands)	Construction and Vacant Land	Percentage Composition	Construction and Vacant Land	Percentage Composition
Construction:
Residential—owner occupied	$9,844	7%	$11,866	8%
Residential—commercial developer	22,983	16%	21,052	14%
Commercial structure	11,935	9%	18,629	13%

	44,762	32%	51,547	35%

Land:
Raw land	25,847	18%	25,890	18%
Residential lots	13,999	10%	13,041	9%
Land development	19,150	14%	19,975	13%
Commercial lots	35,667	26%	36,856	25%

Total land	94,663	68%	95,762	65%

Total	$139,425	100%	$147,309	100%

Residential Real Estate Mortgage Loans. At June 30, 2009, our residential loan portfolio totaled $222.3 million. We originate adjustable and fixed-rate residential mortgage loans through our mortgage banking operations. Such mortgage loans are generally originated under terms, conditions and documentation acceptable to the secondary mortgage market. Beginning in late 2007, due to the collapse of the secondary market for jumbo residential mortgage loans, we began to originate jumbo mortgage loans for retention in our loan portfolio for customers with whom we could develop a fuller banking relationship. This strategy has been integrated with our private banking and wealth management business line and is generating deeper banking service and customer relationships. These jumbo loans retained in our loan portfolio are principally to finance owner occupied residences for higher net worth individuals and are generally adjustable rate mortgages with attractive yields.

Indirect Auto Loans. At June 30, 2009, our indirect auto loan portfolio totaled $63.2 million. The indirect loan portfolio experienced sharp increases, beyond our historical experience, in delinquencies beginning in the second half of 2007. This increase in delinquency reflects, in part, the significant increase in unemployment in the Fort Myers, Lee County area where our indirect auto loans are concentrated. In response, our collection and liquidation operations accelerated dramatically, resulting in substantially all of our vehicles being disposed of through wholesale rather than retail channels. Contemporaneously, the market for used vehicles became increasingly saturated and a surge in fuel prices reduced demand for used vehicles, and especially so for the less fuel efficient vehicles like light trucks and sport utility vehicles. These factors combined to lower our realization upon disposition on a per vehicle basis and increase the volume and severity of the losses incurred during 2008 and the first half of 2009.

	As of or For the Quarter Ended
(Dollars in thousands)	Jun 2009	Mar 2009	Dec 2008	Sept 2008	June 2008
30-89 days delinquent	$2,820	$3,245	$5,542	$3,782	$2,193
Non accrual	$1,275	$1,677	$1,878	$1,317	$1,220
Total delinquencies	6.47%	6.85%	9.05%	5.56%	3.44%
Net charge-offs for the quarter	$1,842	$2,213	$2,300	$2,707	$3,951
Net (gain)/loss on disposition of vehicles	$(37)	$(79)	$40	$149	($55)
Number of vehicles sold during the quarter	233	267	638	314	271
External collection costs incurred during the quarter	$118	$104	$464	$331	$306

Other Consumer Loans and Home Equity Loans. At June 30, 2009, our consumer loan portfolio totaled $10.9 million, and our home equity portfolio totaled $38.1 million. We offer a variety of consumer loans. These loans are typically secured by residential real estate or personal property, including automobiles and boats. Home equity loans (closed-end and lines of credit) are typically made up to 75% of the appraised value of the property securing the loan, in each case, less the amount of any existing liens on the property and are made principally to existing customers of the bank. Closed-end loans have terms of up to 15 years. Lines of credit have an original maturity of 10 years. The interest rates on closed-end home equity loans are fixed, while interest rates on home equity lines of credit are variable.

Credit administration

Our lending activities are subject to written policies approved by the board of directors to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credits, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with our policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

We generally do not make commercial or consumer loans outside our market areas unless the borrower has an established relationship with us and conducts their principal business operations within our market areas. Consequently, we and our borrowers are affected by the economic conditions prevailing in our market areas.

Considering current economic conditions, enhanced credit monitoring has been established as follows:

Enhanced Monitoring

•

A Quarterly Credit Quality Review Committee comprised of senior management and appropriate loan officers meet to review quarterly progress and address continuing strategies for working out problem loans classified as Special Mention or Substandard. For additional Board oversight, a designated member of the Board of Directors has been invited to join this committee. In addition, workout plans for Special Mention and Substandard loans in excess of $50,000 are regularly shared with the Board of Directors strengthening Board oversight.

•	The Workout Team and the SVP Senior Credit Officer meet bi-weekly to proactively manage, restructure, and resolve any issues in those portfolios.

•

The Bank’s Credit Administration reviews commercial and home equity lines of credit quarterly, monitoring line usage and risk. Management also assesses limiting home equity line availability based upon current real estate valuations which could result in excessive loan to values.

•

The Bank’s Credit Administration reviews quarterly all construction and development, land and lot loans for progress against original projections. Results are submitted to members of the Quarterly Credit Quality Review Committee for discussion.

•	Monthly updates on credit action plans on all special mention and substandard loans are provided to management.

•

Updated appraisals are secured on properties securing real estate when the loan is downgraded to a special mention or substandard, unless strong mitigating factors exist deeming an updated appraisal not necessary. New appraisals are also required for loan renewals or modifications.

•	A loan risk rating migration report is provided to the Board of Directors monthly for increased Board oversight.

•

Concentration guidelines for certain loan types have been established by the Board of Directors. All land, land development, lots and construction loans are limited to no more than 100% of risk based capital. All non-owner occupied commercial real estate loans and land, land development, lots and construction are limited to a maximum of 450% of risk based capital. Of that amount, a maximum of 75% of risk based capital is the limit for all guesthouses. Concentration levels are reported quarterly to the Board of Directors.

•	Management presents a quarterly report to the Board of Directors on concentration levels of the largest loan relationships, geographic distribution, loan type, and NAICS code.

•	Credit Administration performs stress tests on certain portfolios for loan to value ratios, debt service capacity, and interest rate sensitivity.

•

A quarterly interest reserve report is provided to the Board of Directors. No new loans are being approved with interest reserves and there will be no replenishing of interest reserves without approval of the Board of Directors. There are eight loans with interest reserves aggregating $1.7 million. Two-thirds of the loans are not using interest reserves and are paying interest.

•	As needed and at least annually, management conducts a review and updates credit policies and procedures.

•	At least annually, management contracts for an outside loan review of at least 70% of the dollars of the commercial real estate and commercial portfolio.

•	Credit Administration works on an on-going basis to proactively identify problem loans.

•	Management is striving to reduce the level of interest only loans while recognizing that this may be an interim step in the work-out process.

•	Credit Administration has strengthened the appraisal review process to assure that appropriate comparable values and cap rates are used.

•

For larger, complex loans a global cash flow analysis documenting the guarantor/borrower’s outside repayment sources is conducted. Contingent liabilities are assessed when considering the Bank’s exposure.

Loan Work-out Infrastructure

•	The Bank has created a team of six (or more if required) experienced loan workout officers to manage the increased level of problem loans.

•	The Bank obtains updated appraisals, current financial information, inspects collateral, and meets with borrowers to stay abreast of current market conditions.

•

Credit Administration has improved Credit Action/Workout plans to clearly and more accurately identify actions required to improve the credit quality of the loan, identify practical exit strategies, and expedite the resolution of the problem loan.

•	Management is restructuring loans and working to keep borrowers performing whenever possible.

•	Management oversees OREO properties and properly reports status changes

•	Management has developed a link on the TIB website to market and sell OREO properties

•	Management has developed relationship with appraisers, attorneys, and investors to liquidate and market loans and/or property.

•	Management continues to aggressively work to reduce the level of non-performing assets.

Activity in the allowance for loan losses for the six months ended June 30, 2009 and 2008 follows:

(Dollars in thousands)	Six Months Ended June 30,
	2009	2008
Balance, January 1	$23,783	$14,973
Provision for loan losses charged to expense	11,072	8,370
Loans charged off	(9,533)	(6,751)
Recoveries of loans previously charged off	124	35

Balance, June 30	$25,446	$16,627

SUMMARY OF LOAN LOSSES BY LOAN TYPE

NET CHARGE-OFFS

(Dollars in thousands)	2005	2006	2007	2008	YTD 6/30/2009
Commercial Real Estate
Construction—Residential	$—	$—	$—	$—	$—
Construction—Commercial	—	—	—	—	—
Construction—Residential, Comm. Developer	—	—	—	1,634	—
Land, Land Development & Lots	—	—	1,251	2,688	1,391
Owner-Occupied	—	—	—	751	314
Investment Property	—	—	118	501	206
Multi-Family	—	—	—	325	119
Residential Mortgage	—	—	63	1,887	1,602
Home Equity	(8)	(2)	329	270	114
Commercial—Industrial	101	(8)	278	587	1,545
Consumer	37	(36)	45	166	63
Indirect	980	1,502	2,848	10,620	4,055

Net Charge-Offs	$1,110	$1,456	$4,932	$19,429	$9,409

Nonaccrual loans were as follows:

(Dollars in thousands)	As of June 30, 2009		As of March 31, 2009		As of December 31, 2008
Loan Type	Number of Loans	Outstanding Balance	Number of Loans	Outstanding Balance	Number of Loans	Outstanding Balance
Residential 1-4 family	24	$5,138	15	$3,815	18	$4,014
Commercial 1-4 family investment	9	8,705	10	7,892	9	7,943
Commercial and agricultural	6	596	8	659	2	64
Commercial real estate	21	11,322	20	13,719	18	13,133
Land development	11	34,583	6	17,707	4	12,584
Government guaranteed loans	3	145	3	143	3	143
Indirect auto, auto and consumer loans	121	1,320	162	1,712	155	1,895

		$61,809		$45,647		$39,776

Impaired loans were as follows:

(Dollars in thousands)	June 30, 2009	March 31, 2009	December 31, 2008
Loans with no allocated allowance for loan losses	$37,112	$27,289	$8,344
Loans with allocated allowance for loan losses	66,493	60,783	53,765

Total	$103,605	$88,072	$62,109

Amount of the allowance for loan losses allocated	$8,484	$7,947	$6,116

Commercial and Retail Deposit Services

We locate our banking offices in locations that are convenient to both business and individual customers. We strive to provide excellent responsive customer service and competitively priced deposit products and services. We provide state of the art electronic banking services including internet banking, electronic bill payment and remote deposit capture.

The following table presents the average amount outstanding and the average rate paid on deposits by us for the six months ended June 30, 2009 and the year ended December 31, 2008.

	Six Months Ended June 30, 2009		Year Ended December 31, 2008
(Dollars in thousands)	Average Amount	Average Rate	Average Amount	Average Rate
Non-interest bearing deposits	$169,824		$146,158

Interest-bearing deposits
NOW Accounts	$179,061	0.72%	172,520	1.70%
Money market	184,316	1.64%	151,273	2.41%
Savings deposit	106,930	1.81%	52,896	1.26%
Time deposits	728,735	3.31%	591,723	4.28%

Total	$1,368,866	2.22%	$1,114,570	2.92%

The following table presents the mix of deposits as of June 30, 2009, March 31, 2009 and December 31, 2008.

(Dollars in thousands)	June 30, 2009	% of Total	March 31, 2009	% of Total	December 31, 2008	% of Total
Interest-bearing deposits:
NOW accounts	$180,952	13%	$174,524	12%	$142,291	12%
Money market	217,534	16%	204,974	14%	102,486	9%
Savings deposits	127,502	9%	114,806	8%	73,832	7%
Time deposits	686,594	49%	759,061	53%	688,675	61%
Non-interest bearing deposits	182,236	13%	183,095	13%	128,384	11%

Total deposits	$1,394,818	100%	$1,436,460	100%	$1,135,668	100%

Other Funding Sources

The following table presents the mix of wholesale funding and borrowings as of June 30, 2009 and December 31, 2008.

	June 30, 2009		December 31, 2008
(Dollars in thousands)	$	% of Deposits	$	% of Deposits
Brokered CD’s	$61,379	4.40%	$154,778	13.6%

		% of Liabilities		% of Liabilities
FHLB advances	125,000	7.42%	202,900	13.63%
Short-term borrowings (Repo and TT&L)	84,114	4.99%	71,423	4.80%
Long-term borrowings	30,000	1.78%	30,000	2.01%
Trust preferred securities	33,000	1.96%	33,000	2.22%

Total wholesale funding	$333,493	19.79%	$492,101	33.05%

Private Banking, Wealth Management and Trust Services

A key component of the overall growth strategy of TIB Bank and TIB Financial Corp. is the integrated offering of private banking and wealth management services. The Bank targets affluent clients, business owners and retirees, builds new relationships and expands existing relationships to increase deposits, loans and fee income. Through private banking, we offer deposit products tailored to meet the needs of the affluent and wealthy, along with lines of credit and traditional residential mortgage financing. These banking services are integrated with professional investment management and personal trust services.

Unlike most traditional community banks that appeal almost exclusively to one segment of the business market, TIB Bank reaches out to the community with multiple distribution channels, including private banking and wealth management. This approach and these new services not only provide a competitive edge relative to other community banks, but also benefit the enterprise in the following ways:

•	The services are in demand and closely matched to the demographics of the market area;

•	They are designed to generate a scalable, diversified and profitable source of non-interest income; and

•	They serve as an attractive platform from which to continuously attract new clients and new banking professionals.

As of June 30, 2009 Naples Capital Advisors has $120 million in assets under management with associated private banking deposits of $55 million and private banking loans totaling $12 million.

Employees

As of June 30, 2009, the Banks and Naples Capital Advisors, Inc. employed 402 full-time employees and 19 part-time employees. Except for certain officers of the Banks who presently serve as officers of the Company, the Company does not have any employees. The Company and its subsidiaries are not a party to any collective bargaining agreement, and management believes the Company and its subsidiaries enjoy satisfactory relations with its employees.

MANAGEMENT

Executive officers and directors

Our executive officers and directors are as follows:

Name	Position
Bradley A. Boaz	Director
Richard C. Bricker, Jr., CPA	Chairman of the Board
Michael D. Carrigan	Chief Executive Officer and President of TIB Bank
Stephen J. Gilhooly	Executive Vice President, Chief Financial Officer and Treasurer of the Company
Howard B. Gutman	Director
Paul O. Jones, Jr., M.D.	Director
Michael H. Morris	Chief Executive Officer and President of Naples Capital Advisors, Inc.
Thomas J. Longe	Chief Executive Officer and President of the Company
John G. Parks, Jr., CPA	Director
Marvin F. Schindler	Director
Alma R. Shuckhart	Senior Executive Vice President & Chief Credit Officer of TIB Bank
Otis T. Wallace	Director

Bradley A. Boaz, age 49, is an independent director and has been a director of the Company since his appointment in November 2008. He has served the Barron Collier Companies (BCC) in various positions since 1990 where he currently serves as the Interim Chief Executive Officer. His tenure at the BCC has included the responsibilities of Chief Financial Officer along with oversight of the Treasury Services, Taxation, Accounting, Information Technology and Legal Services functions. Mr. Boaz is an active Naples community leader being affiliated with the Regional Business Alliance and Collier County Productivity Committee. Mr. Boaz attended Leadership Institute 2005 and is a graduate of the Leadership Collier Class of 2002. Additionally, Mr. Boaz served as a board member of the Economic Development Council for Collier County from 2000 to 2005, as former Co-chairman of the Economic Development Council Public Policy Committee and as an Executive Committee Member of the Economic Development Council for Collier County.

Richard C. Bricker, Jr., CPA, age 65, is an independent director, has been a director of the Company and of TIB Bank since 2003, is Chairman of the Board of the Company and of the Corporate Governance and Nomination Committee. He is President of Bricker & Associates, LLC, a financial and board consulting firm, and is Director of Internal Audit for CompuCredit Corporation. He has practiced as a CPA servicing public financial institutions and companies in other industries for over 34 years, including with BDO Seidman, LLP, as the Managing Partner of their Atlanta office; with Bricker & Melton, PA, as managing partner of the firm; and with Ernst & Young, LLP. Through his firms, Mr. Bricker has been a member of the Florida Community Bankers Association, the Georgia Bankers Association, Georgia Community Bankers Association, and Alabama Bankers Association. He is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants. He also has been a speaker to financial institution executives and directors on various topics. Mr. Bricker is a native of Richmond Virginia, is a graduate of the University of Richmond and lives in Atlanta, Georgia.

Michael D. Carrigan, age 58, is Chief Executive Officer and President of TIB Bank. Prior thereto, he served as Executive Vice President of TIB Bank and Monroe/Miami-Dade Counties Chief Executive Officer. Mr. Carrigan has been employed by TIB Bank since February 2004. From 2000 until joining TIB Bank, he was an Equity Partner and consultant with Bennington Partners, Inc., a bank consulting firm specializing in commercial loan review and loan portfolio management. From 1993 to 2000, he was President, Chief Executive

Officer and Director with New Milford Bank & Trust Company, Connecticut, a $400 million publicly traded bank, which was acquired by Summit Bank (now Bank of America) in the first quarter of 2000. From 1987 to 1993, Mr. Carrigan was Executive Vice President and Senior Lending Officer at UST Bank/Connecticut, a subsidiary of US Trust.

Stephen J. Gilhooly, age 57, is Executive Vice President, Chief Financial Officer and Treasurer of the Company and the Chief Financial Officer of TIB Bank. Mr. Gilhooly joined the Company in April 2006. Prior to joining the Company, he was director of investment banking in the financial institutions group for Advest, Inc. since 1990 where he advised numerous community banking companies on acquisitions, capital raising and strategic matters. From 1985 to 1989, he was Executive Vice President, Treasurer and Chief Financial Officer of New Hampshire Savings Bank Corp. From 1974 to 1985, he was employed by Price Waterhouse. Mr. Gilhooly is a certified public accountant.

Howard B. Gutman, age 55, is an independent director, has been a director of the Company and of TIB Bank since 2008 and is Chairman of the Strategic Planning and Marketing Committee. He is President of The Lutgert Companies, where he has served in various roles for 32 years. The Lutgert Companies include Premier Properties, Lutgert Insurance, Lutgert Title, and development of both residential and commercial real estate projects. A founding member of The Education Foundation of Collier County, Mr. Gutman serves on the local advisory board of the University of Florida Foundation as well as the advisory board for the Bergstrom Center for Real Estate Studies at the University of Florida. He is a member of the International Council of Shopping Centers, a former Collier County advisory board member of Northern Trust Bank and a current board member of the Collier County Winged Foot Athletic Scholarship Foundation. He is co-founder of the Gulfshore Shootout Basketball Tournament and Scholarship Fund and has been involved with many youth-related programs associated with the YMCA, Optimist Club and Greater Naples Little League.

Paul O. Jones, Jr., M.D., age 47, is an independent director, has been a director of the Company and of TIB Bank since 2003 and is Chairman of the Compensation Committee. He has been in private practice in Naples, Florida since 1990. He is a founding member and past President of Anchor Health Centers, Inc., a multispecialty physician group with over 300 employees. He has active staff privileges in the NCH Healthcare System. Dr. Jones is a director and President of the Naples North Rotary Club, is actively involved in the Neighborhood Health Clinic and is a volunteer physician for the FedEx gators. He is a member of the Board of Directors of the Fred M. Jones Estates, Ltd., a farm in Jamaica.

Michael H. Morris, age 49, joined TIB as an Executive Vice President in November 2007. He is responsible for TIB Wealth Management, including private banking and trust services. Mr. Morris had previous responsibilities for trust, investment services, and private banking at SunTrust Bank from 1994-2000 and First National Bank of Florida from 2000-2005. First National was acquired by Fifth Third Bancorp in January of 2005, and Mr. Morris continued to lead Fifth Third Investment Advisors until January 2006. Subsequently, Mr. Morris founded Naples Capital Advisors, Inc. which was acquired by the Company in January 2008, and he continues to serve as Chief Executive Officer of the Company’s affiliated Registered Investment Advisor.

Thomas J. Longe, age 46, serves as Vice-Chairman of the TIB Financial Corp. Board of Directors in addition to his current responsibilities as Chief Executive Officer and President of the Holding Company and as Chairman of TIB Bank. He assumed the Chief Executive Officer position of TIB Financial Corp. on April 29, 2008 and was appointed as President of TIB Financial Corp. on March 24, 2009. Mr. Longe has been a director of TIB Financial Corp. and of TIB Bank since 2001 and served as Chairman of TIB Financial Corp. from 2004 until May 26, 2009. He has served as Chairman of TIB Bank since 2003. Since 1993, Mr. Longe has been a director and executive officer of the Trianon Companies in Naples, Florida, which develops, owns and manages hotel and commercial properties. He is also a partner in the Longe Company, an economic/management consulting and private investment company. Previously, Mr. Longe worked as a loan officer and credit analyst at Bank One, Columbus, N.A. and Comerica Bank—Detroit in commercial real estate, middle market lending, dealer commercial services and international.

John G. Parks, Jr., CPA, age 68, is an independent director, has been a director of the Company and of TIB Bank since 2002 and is Chairman of the Audit Committee. He is President of John G. Parks, Jr., CPA, P.A. and a partner of Oropeza & Parks Certified Public Accountants. He has been practicing as a CPA in the Florida Keys for more than 36 years. Mr. Parks is a former board member of First Federal of the Florida Keys and Barnett Bank of the Keys and a former advisory board member of NationsBank. Mr. Parks is Past President of the Greater Key West Chamber of Commerce, the Rotary Club of Key West and the Florida Keys Chapter of the Florida Institute of CPAs and Past Chairman of the Board of Trustees of the Florida Keys Community College. He currently serves as a commissioner on the Key West Housing Authority.

Marvin F. Schindler, age 66, is an independent director and has been a director of the Company and of TIB Bank since 1997. He was the President and Owner of Florida Keys Truss, Inc. from 1985 until his retirement in 2002. Before that he served in the United States Army. He served 20 years in the United States Army primarily as a fixed wing and helicopter pilot. He flew three combat tours in Vietnam completing more than 1700 combat flying hours. He was awarded the Distinguished Flying Cross four times and retired in the grade of Major. He has served as the President of the Marathon Chamber of Commerce, the Florida Keys Contractors Association, the Stanley Switlik PTA, and the Marathon Youth Club. He currently serves on the Board of Trustees of Fishermen’s Hospital, serves on the Board of Directors of the Florida Land and Sea Trust and is the President of the Stirrup Key Homeowners Association. Mr. Schindler has resided in the Florida Keys for over 25 years.

Alma R. Shuckhart, age 60, is Senior Executive Vice President and Chief Credit Officer of TIB Bank. Mrs. Shuckhart joined TIB Bank in 1993 and has held several positions. From December 2002 to October 2006, she served as Executive Vice President and Chief Credit Officer. Most recently, from May 2007 to December 2007, she served as Senior Executive Vice President of TIB Bank and Southwest Florida Market President. From October 2006 to May 2007, she served as Executive Vice President and Southwest Florida Market Chief Executive Officer. Prior to joining TIB Bank, Mrs. Shuckhart was a Commercial Lending Officer for Evanston Bank in Evanston, IL. She began her banking career in 1987 with Barnett Bank of Pasco County.

Otis T. Wallace, Esq., age 57, is an independent director and has been a director of the Company and of TIB Bank since 2002. He has been Mayor of Florida City since 1984. Mr. Wallace is chairman of the Florida City Community Redevelopment Agency and a member of the Homestead-Florida City Chamber of Commerce. He also is an attorney admitted to the Florida Bar in 1978. Mr. Wallace is Chairman of the Florida City Foundation and serves on the Board of Directors of the Florida National Parks and Monuments Association, Inc., the Miami-Dade Criminal Justice Council and the Homestead Area Indigent Care Foundation, Inc.

DESCRIPTION OF SECURITIES

The following description of shares of our securities is a summary only and is subject to applicable provisions of the Florida Business Corporation Act, as amended, which we refer to as the Florida Act, and to our Restated Articles of Incorporation and our amended and restated bylaws. You should refer to, and read this summary together with, our Restated Articles of Incorporation and amended and restated bylaws to review all of the terms of our capital stock. Our Articles of Incorporation are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC, as amended.

Common Stock

General

Our Restated Articles of Incorporation provide that we may issue up to 40 million shares of common stock, par value of $0.10 per share. We intend to call a special meeting of our shareholders to be held in September 2009 to approve an amendment to our Restated Articles of Incorporation to increase the number of authorized shares of our common stock. As of June 30, 2009, there were 14,747,870 shares of our common stock outstanding. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is listed on the Nasdaq Global Select Market under the symbol “TIBB.”

Voting Rights

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of our preferred stock, including the voting rights held by holders of our Preferred Shares.

There is no cumulative voting in the election of directors, which means that the holders of a plurality of our outstanding shares of common stock can elect all of the directors then standing for election. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under applicable Florida law. Our Restated Articles of Incorporation provide certain anti-takeover provisions that require super-majority votes, which may limit shareholders’ rights to effect a change in control as described under the section below entitled “Anti-takeover measures”.

Dividends, Liquidation and Other Rights

Holders of shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends, after payment of dividends on our outstanding Preferred Shares. Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities and of any preferences of the Preferred Shares or any other series of our preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any other series of our preferred stock that may then be outstanding.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our board of directors may issue additional shares of our common stock or rights to purchase shares of our common stock without the approval of our shareholders.

Transfer Agent and Registrar

Subject to compliance with applicable federal and state securities laws, our common stock may be transferred without any restrictions or limitations. The transfer agent and registrar for shares of our common stock is American Stock Transfer and Trust Company.

Stock Purchase Warrants

On March 7, 2008, we sold 1.26 million shares of our common stock, and warrants to purchase an additional 1.26 million shares of common stock at an exercise price of $7.99 per share at any time prior to March 7, 2011. The securities were sold in a transaction exempt from the registration requirements of the applicable federal and state securities laws for private placement transactions.

Preferred Stock

We are authorized to issue 5 million shares of preferred stock, $0.10 par value per share, 37,000 shares of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or Series A Preferred Stock or Preference Shares, all of which are issued and outstanding as of the date of this prospectus. We do not have any other preferred stock outstanding.

Our board of directors may fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of any other series of preferred stock.

Series A Preferred Stock

The Series A Preferred Stock constitutes a series of our perpetual, cumulative, preferred stock, consisting of 37,000 shares, par value $0.10 per share, having a liquidation preference amount of $1,000 per share. The Series A Preferred Stock has no maturity date. We issued the shares of Series A Preferred Stock and the Warrant to Treasury on December 5, 2008 in connection with the TARP Capital Purchase Program for an aggregate purchase price of $37.0 million. Pursuant to the Purchase Agreement between us and Treasury, we have agreed, if requested by Treasury, to enter into a depositary arrangement pursuant to which the shares of Series A Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Series A Preferred Stock as specified by Treasury, may be issued. The Series A Preferred Stock and Warrant qualify as Tier 1 capital for regulatory purposes.

Dividends

Rate. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our board of directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from December 5, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Series A Preferred Stock) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Series A Preferred Stock are cumulative. If for any reason our board of directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the board of directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends. So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of TIB. We currently have no outstanding class or series of preferred stock constituting Junior Stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of TIB, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of TIB, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of TIB or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger or consolidation of TIB with another entity nor a sale, lease or exchange of all or substantially all of TIB’s assets will constitute a liquidation, dissolution or winding up of the affairs of TIB.

Redemptions and Repurchases

The Series A Preferred Stock is redeemable at our option, subject to prior approval by the Board of Governors of the Federal Reserve System or its delegee (the “Federal Reserve”) and/or Treasury in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only if (i) we have raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor. The “Minimum Amount” means $9,250,000 plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury. A “Qualified Equity Offering” is defined as the sale for cash by TIB (or its successor) of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Series A Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Series A Preferred Stock must state: (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series A Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors determines to be fair and equitable.

The Purchase Agreement between us and Treasury provides that so long as Treasury continues to own any shares of Series A Preferred Stock, we may not repurchase any shares of Series A Preferred Stock from any other holder of such shares unless we offer to repurchase a ratable portion of the shares of Series A Preferred Stock then held by Treasury on the same terms and conditions.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights

Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights

The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Florida law.

Whenever dividends have not been paid on the Series A Preferred Stock for an aggregate of six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of TIB will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us as described above.

No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors.

Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

If holders of the Series A Preferred Stock obtain the right to elect two directors and if the Federal Reserve deems the Series A Preferred Stock a class of “voting securities,” (a) any bank holding company that is a holder may be required to obtain the approval of the Federal Reserve to acquire more than 5% of the Series A Preferred Stock and (b) any person may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of the then outstanding shares of Series A Preferred Stock.

In addition to any other vote or consent required by Florida law or by our Restated Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•

amend our Restated Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of TIB; or

•	amend our Restated Articles of Incorporation in a way that adversely affects the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of TIB with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which TIB is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series A Preferred Stock would otherwise be required, all outstanding shares of the Series A Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Treasury Warrant

We issued a Warrant to the Treasury on December 5, 2008 concurrent with our sale to the Treasury of 37,000 shares of Series A Preferred Stock pursuant to the TARP Capital Purchase Program.

General

The Warrant gives the holder the right to initially purchase up to 1,095,435 shares of our common stock at an exercise price of $5.07 per share. Subject to the limitations on exercise to which the Treasury is subject described under “—Transferability,” the Warrant is immediately exercisable and expires on December 5, 2018. The exercise price may be paid (i) by having us withhold from the shares of common stock that would otherwise be issued to the warrant holder upon exercise, a number of shares of common stock having a market value equal to the aggregate exercise price or (ii) if both we and the warrant holder consent, in cash.

Possible Reduction in Number of Shares

If we (or any successor to us by a business combination) complete one or more Qualified Equity Offerings (as defined under “Description of Series A Preferred Stock-Redemption and Repurchases”) prior to December 31, 2009 resulting in aggregate gross proceeds of at least $37.0 million, the number of shares of common stock underlying the Warrant then held by Treasury will be reduced by 50%. The number of shares subject to the Warrant are subject to further adjustment as described below under “—Other Adjustments.”

Transferability

The Warrant is not subject to any restrictions on transfer; however, the Treasury may not transfer or exercise the Warrant with respect to more than one-half of the shares underlying the Warrant until the earlier of (i) the date on which we (or any successor to us by a business combination) have received aggregate gross proceeds of at least $37.0 million from one or more Qualified Equity Offerings (including those by any successor to us by a business combination) and (ii) December 31, 2009.

Voting of Warrant Shares

The Treasury has agreed that it will not vote any of the shares of common stock that it acquires upon exercise of the Warrant. This restriction does not apply to any other person who acquires any portion of the Warrant, or the shares of common stock underlying the Warrant, from Treasury.

Other Adjustments

The exercise price of the Warrant and the number of shares underlying the Warrant automatically adjust upon the following events:

•	any stock split, stock dividend, subdivision, reclassification or combination of our common stock;

•

until the earlier of (i) the date on which Treasury no longer holds any portion of the Warrant and (ii) December 5, 2011, issuance of our common stock (or securities convertible into our common stock) for consideration (or having a conversion price per share) less than 90% of then current market value, except for issuances in connection with benefit plans, business acquisitions and public or other broadly marketed offerings;

•	a pro rata repurchase by us of our common stock; or

•

a determination by our board of directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the board, to protect the purchase rights of the warrant holders.

In addition, if we declare any dividends or distributions on our common stock other than our historical, ordinary cash dividends, dividends paid in our common stock and other dividends or distributions covered by the first bullet point above, the exercise price of the Warrant will be adjusted to reflect such distribution.

In the event of any merger, consolidation, or other business combination to which we are a party, the Warrant holder’s right to receive shares of our common stock upon exercise of the Warrant will be converted into the right to exercise the Warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable upon exercise of the Warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination. For purposes of the provision described in the preceding sentence, if the holders of our common stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the Warrant holder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the common stock who affirmatively make an election.

No Rights as Shareholders

The Warrant does not entitle its holder to any of the rights of a shareholder of TIB.

Anti-takeover measures

Generally, our Articles and Bylaws contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts that have not been approved by the Board of Directors (including takeovers that certain shareholders may deem to be in their best interest). These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price.

The following discussion briefly summarizes protective provisions contained in the Articles and Bylaws. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the Articles and Bylaws.

Staggered Board Terms. The Articles provide that the Board of Directors be divided into two classes of directors, one class to be elected each year for a term of two years, with each director to hold office until its successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the second succeeding annual meeting of shareholders after their election, with each director to hold office until such person’s successor is duly elected and qualified. Under the classified board provisions described above, it would take at least one election of directors for any individual or group to gain control of the board. Accordingly, these provisions may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

Call of Shareholder Meetings. A special meeting of our shareholders, for any purpose, only may be called by the Chairman of the Board, by the President, by a majority of the directors, or by holders of shares entitled to cast not less than 50% of the votes at the meeting. Accordingly, the holders of at least 50% of the outstanding shares is required to force shareholder consideration of a proposal unless the meeting were called by the Chairman, the President, or a majority of the directors.

Shareholder Action by Meeting Only. The Articles also provide that any action that requires approval of the shareholders may be taken only at an annual or special meeting of shareholders, and not by means of written consent (which otherwise would allow the holders of a majority of the outstanding shares to sign a document, in lieu of a meeting, to approve such action).

Supermajority Vote to Amend Articles. The Articles provide that the foregoing provisions may only be amended by the holders of at least 67% of the outstanding shares of stock eligible to vote at the meeting, unless the amendment has been approved by at least 67% of the directors then in office, in which case the affirmative vote of the holders of a majority of the outstanding shares entitled to vote is required to approve the amendment.

Notice of Shareholder Business and Nominations. Our bylaws provide that nominations for the election of directors and proposals of business to be considered at a meeting of shareholders must be given within certain time periods prior to the scheduled annual meeting of shareholders and that certain information be provided with respect to such shareholder nominees and proposals. The advance notice requirement, by regulating shareholder nominations and the introduction of business at any meeting of shareholders, affords the Board of Directors the opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, inform shareholders about the merits of such proposals and qualifications. Although this does not give the Board of Directors any power to approve or disapprove of shareholder nominations for election of directors, it may have the effect of precluding a contest for the election of directors if the procedures established by it are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors, without regard to whether this might be harmful or beneficial to the Company and its shareholders.

Business combinations

Unless an exemption is available, the Florida Business Corporation Act prohibits certain “business combinations” (including any merger or similar transaction subject to a statutory stockholder vote and additional transactions involving transfers of assets or securities in specific amounts) between a Florida corporation and certain “interested shareholders” for a period of five years after the most recent date on which that stockholder became an interested stockholder. For purposes of this prohibition, an “interested stockholder” is: (i) any person who, after the date on which the corporation has 100 or more beneficial owners of its stock, beneficially owns 10% or more of the voting power of the corporation’s shares; and (ii) any affiliate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation has 100 or more beneficial owners of its stock, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation, or an affiliate thereof. After that five-year period, any such business combination must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation;

and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the interested stockholder with whom the business combination is to be effected, unless the corporation’s shareholders receive a minimum price (as described in the Florida Business Corporation Act) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of Florida law do not apply, however, to business combinations that are approved or exempted by the Board of Directors prior to the time that the stockholder becomes an interested stockholder, or if our Articles are amended to specifically provide that we are not subject to the foregoing requirements. Under the Florida Business Corporation Act, such an amendment must be approved by an affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested shareholders.

Control share acquisitions

The Florida Business Corporation Act provides that “control shares” of a Florida corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•

a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s Board of Directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders’ meeting.

Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provide otherwise, if voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

Equity Incentive Plan

We have an equity incentive plan, which was approved by our Board of Directors and our shareholders. The plan allows us to continue to provide equity compensation to our employees and directors. The plan authorizes the issuance of incentive and non-statutory stock options, stock appreciation rights, restricted stock and performance unit awards. The maximum number of shares that may be issued with respect to awards under the plan is 840,807 shares, of which 714,686 shares are allocated to employees and 126,121 shares are allocated to directors. No more than 279,569 of the shares may be issued pursuant to awards granted in the form of restricted shares. At June 30, 2009, we had 659,127 options outstanding which are exercisable for common stock at a weighted average exercise price of $8.90 per share.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through Sandler O’Neill & Partners, L.P., as the representative of the several underwriters. We have entered into an underwriting agreement with the underwriters, dated                     , 2009. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the respective number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Sandler O’Neill & Partners, L.P.

Total

The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “TIBB.”

We have granted to the underwriters an option, exercisable no later than 30 calendar days after the date of this prospectus, which is dated the same date as the underwriting agreement, to purchase up to an aggregate of 5,250,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price, less a concession not in excess of $             per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $             per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Over-allotment	Total With Over-allotment
Price to public	$	$	$
Underwriting discount
Proceeds to us, before expenses

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $            , and are payable by us. In addition to the underwriting discount, we have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with the offering, regardless of whether the offering is consummated, including, without limitation, certain disbursements, fees and expenses of underwriters’ counsel and marketing, syndication and travel expenses, up to a maximum aggregate amount of $            .

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Lock-up Agreement. We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus through and including the date that is 90 days after the date of this prospectus, (i) not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities that are substantially similar to any of our common stock, or any of our securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, or (ii) publicly announce an intention to do any of the foregoing, without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraph will not apply to (1) the issuance by us of common stock to the underwriters pursuant to the underwriting agreement; (2) the issuance by us of shares, and options to purchase shares, of our common stock pursuant to stock option plans, as those plans are in effect on the date of this prospectus; (3) the issuance by us of shares of our common stock upon the exercise of stock options that are outstanding on the date of this prospectus, and the issuance by us of shares of our common stock upon the exercise of stock options issued after the date of this prospectus under stock option plans referred to in clause (2) of this sentence, as those plans are in effect on the date of this prospectus; (4) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; or (5) a transfer by any of our executive officers or directors to any trust for the direct or indirect benefit of that executive officer or director or his or her immediate family or to any entity in which that executive officer or director owns more than 50% of the voting securities, provided that the trustee of the trust or an authorized person of the entity, on behalf of the entity, agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Indemnity. We and the Bank have agreed, jointly and severally, to indemnify the underwriters, persons who control the underwriters, and the underwriters’ respective partners, directors, officers, employees and agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position, which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on The NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters. From time to time, the underwriters and some of their affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered in this offering will be passed upon for us by the law firm of Smith Mackinnon, PA, Orlando, Florida. Certain legal matters in connection with this offering will be passed upon for Sandler O’Neill & Partners, L.P. by the law firm of Luse, Gorman, Pomerenk & Schick, P.C., Washington, D.C.

EXPERTS

The financial statements incorporated in this registration statement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Crowe Horwath LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU MAY FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC like us.

We filed a registration statement on Form S-1 to register with the SEC the shares of common stock to be issued in this offering. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. The information incorporated by reference is an important part of this prospectus, and the information that we file subsequently with the SEC will automatically update this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. The information included elsewhere in this prospectus and the following information incorporated by reference is considered to be part of this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Definitive Proxy Statement and Schedule 14A filed with the SEC on April 27, 2009;

•	Our quarterly reports on Form 10-Q for the quarter ended March 31, 2009 and June 30, 2009, filed with the SEC on May 11, 2009 and August 10, 2009, respectively; and

•	Our current reports on Form 8-K filed with the SEC on February 3, 2009, February 18, 2009, March 12, 2009, March 26, 2009, May 6, 2009, May 28, 2009, July 24, 2009 and July 28, 2009.

We maintain an Internet website at www.tibfinancialcorp.com where the incorporated reports listed above can be accessed.

We also incorporate by reference any filings we make with the SEC under (i) Sections 13(a) of the Exchange Act after June 30, 2009, and (ii) Sections 13(a), 13(c) or 14 of the Exchange Act since the date of this prospectus and before the time that all of the securities offered by this prospectus are sold.

We will provide you a copy of any information that we incorporate by reference into the registration statement or this prospectus, at no cost, by writing or telephoning us. Please send your request to:

TIB Financial Corp.

Attn: Thomas J. Longe

Chief Executive Officer and President

599 9th Street North

Naples, FL 34102

(239) 263-3344

             Shares

Common Stock

PROSPECTUS

                    , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following tables set forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, FINRA filing fee and the Nasdaq Global Select Market listing fee.

SEC Registration Fee	$	*
FINRA Filing Fee		*
Nasdaq Global Market Select Market Listing Fee		*
Transfer Agent and Registrar Fees		*
Printing and Engraving Expenses		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Blue Sky Fees and Expenses
Miscellaneous		*

Total	$	*

*	To be furnished by amendment

Item 14.	Indemnification of Directors and Officers

Section 607.0850, Florida Statutes, grants a corporation the power to indemnify its directors, officers, employees, and agents for various expenses incurred resulting from various actions taken by its directors, officers, employees, or agents on behalf of the corporation. In general, if an individual acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the action was unlawful, then the corporation has the power to indemnify said individual who was or is a party to any proceeding (including, in the absence of an adjudication of liability (unless the court otherwise determines), any proceeding by or in the right of the corporation) against liability expenses, including counsel fees, incurred in connection with such proceeding, including any appeal thereof (and, as to actions by or in the right of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof). To the extent that a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any proceeding, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. The term “proceeding” includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

Any indemnification in connection with the foregoing, unless pursuant to a determination by a court, shall be made by the corporation upon a determination that indemnification is proper in the circumstances because the individual has met the applicable standard of conduct. The determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who are not parties to such proceeding; (ii) by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding; (iii) by independent legal counsel selected by the board of directors or such committee; or (iv) by the shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, then the directors or the committee shall evaluate the reasonableness of expenses and may authorize indemnification. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

Section 607.0850 also provides that the indemnification and advancement of expenses provided pursuant to that Section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses may not be made if a judgment or other final adjudication established that the individual’s actions, or omissions to act, were material to the cause of action so adjudicated and constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful); (ii) a transaction from which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor in a proceeding by or in the right of a shareholder. Indemnification and advancement of expenses shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person, unless otherwise provided when authorized or ratified.

Section 607.0850 further provides that unless the corporation’s articles of incorporation provide otherwise, then notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that (i) the individual is entitled to mandatory indemnification under Section 607.0850 (in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses); (ii) the individual is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power under Section 607.0850; or (iii) the individual is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether the person met the standard of conduct set forth in Section 607.0850. Further, a corporation is granted the power to purchase and maintain indemnification insurance.

Article VI of the Company’s Bylaws provide for indemnification of the Company’s officers and directors and advancement of expenses. The text of the indemnification provisions contained in the Company’s Bylaws is set forth in Exhibit 3.2, to this Registration Statement. Among other things, indemnification is granted to each person who is or was a director, officer or employee of the Company and each person who is or was serving at the request of the Company as a director, officer or employee of another corporation to the full extent authorized by law. Article VI of the Company’s Bylaws also sets forth certain conditions in connection with any advancement of expenses and provision by the Company of any other indemnification rights and remedies. The Company also is authorized to purchase insurance on behalf of any person against liability asserted whether or not the Company would have the power to indemnify such person under the Bylaws. Pursuant to such authority, the Company has purchased directors and officers liability insurance although there is no assurance that the Company will maintain such insurance or, if so, the amount of insurance that it will so maintain.

Pursuant to the Underwriting Agreement, the Company and the Underwriters have agreed to indemnify each other under certain circumstances and conditions against and from certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to Section 8 of the Underwriting Agreement filed as Exhibit 1.1 hereto.

Item 15.	Recent Sales of Unregistered Securities

On December 5, 2008, the Company entered into a purchase agreement with the United States Department of the Treasury, pursuant to which the Company agreed to issue and sell (i) 37,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.10 per share and (ii) a warrant to purchase 1,095,435 shares of its common stock, par value $0.10 per share, for an aggregate purchase price of $37,000,000 in cash. These securities were sold in a transaction exempt from the registration requirements of the Securities Act in reliance on Section (4)(2) of the Securities Act. The purchaser in such transaction was an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

On March 7, 2008, the Company sold 1,261,212 shares of Company common stock and warrants to purchase an additional 1,261,212 shares of common stock at an exercise price of $7.99 per share at anytime prior to March 7, 2011. The securities were sold for $10.1 million. The securities were sold in a transaction exempt from the registration requirements of the Securities Act in reliance on Section (4)(2) of the Securities Act. The purchasers in such transaction were each an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Item 16.	Exhibits

(a)

Exhibit Number		Description of Exhibit
1.1	—	Form of Underwriting Agreement

3.1	—	Restated Articles of Incorporation(a)

3.2	—	Amendment to Articles of Incorporation(b)

3.3	—	Bylaws(c)

3.4	—	Amendment to TIB Financial Corp. Bylaws(w)

3.5	—	Articles of Amendment to the Restated Articles of Incorporation authorizing the Preferred Shares.(v)

3.6	—	Warrant to Purchase up to 1,063,218 shares of Common Stock.(v)

4.1	—	Specimen Stock Certificate(d)

5.1	—	Form of Legal Opinion of Smith Mackinnon, PA with respect to the legality of the Common Stock to be issued

10.1	—	Employment Agreement between Edward V. Lett, TIB Financial Corp. and TIB Bank effective March 1, 2004(e), (f)

10.2	—	401(k) Savings and Employee Stock Ownership Plan(d), (e)

10.3	—	Employee Incentive Stock Option Plan(d), (e)

10.4	—	Employment Agreement between Millard J. Younkers, Jr., TIB Financial Corp. and TIB Bank effective March 1, 2004(e), (f)

10.5	—	Employment Agreement between David P. Johnson, TIB Financial Corp. and TIB Bank effective March 1, 2004(e), (f)

10.6	—	Employment Agreement between Michael D. Carrigan, TIB Financial Corp. and TIB Bank effective March 1, 2004(e), (g)

10.7	—	Employment Agreement between Alma Shuckhart, TIB Financial Corp., and TIB Bank effective March 1, 2004(e), (g)

Exhibit Number		Description of Exhibit
10.8	—	Employment Agreement between Stephen J. Gilhooly, TIB Financial Corp., and TIB Bank effective September 27, 2006(e), (h)

10.9	—	Form of Director Deferred Fee Agreement(e), (i)

10.10	—	Form of Salary Continuation Agreement(e), (i)

10.11	—	Form of Executive Officer Split Dollar Agreement(e), (i)

10.12	—	Form of Director Deferred Fee Agreement—First Amendment(e), (f)

10.13	—	Form of Executive Officer Split Dollar Agreement—First Amendment(e), (f)

10.14	—	Form of Salary Continuation Agreement—First Amendment(e), (j)

10.15	—	Form of Restricted Stock Agreement(k)

10.16	—	Form of Restricted Stock Agreement Addendum(k)

10.17	—	Form of Salary Continuation Agreement—Second Amendment(e), (m)

10.18	—	Marketing and Sales Alliance Agreement(k)

10.19	—	Non-Competition Agreement(k)

10.20	—	Form of Salary Continuation Agreement—Michael Carrigan and Steve Gilhooly(e), (n)

10.21	—	Stock Purchase Agreement between Naples Capital Advisors, Inc., John M. Suddeth, Jr. and Michael H. Morris, and TIB Financial Corp.(o)

10.22	—	Amendment to the Employment Agreement for Alma Shuckhart(e), (t)

10.23	—	Employment Agreement between David F. Voigt, TIB Financial Corp., and The Bank of Venice(e), (q)

10.24	—	Revised Audit Committee Charter dated April 24, 2007(u)

10.25	—	Revised Corporate Governance and Nomination Committee Charter dated January 23, 2007(r)

10.26	—	Revised Corporate Governance Guidelines dated January 23, 2007(r)

10.27	—	Second Amendment to the Employment Agreement for Alma Shuckhart(e), (p)

10.28	—	Form of Stock Purchase Agreement(s)

10.29	—	Form of Registration Rights Agreement(s)

10.30	—	Form of Relationship Agreement(s)

10.31	—	Form of Common Stock Warrant(s)

10.32	—	Letter Agreement, dated December 5, 2008 between the Company and the United States Department of Treasury(v)

10.33	—	Form of Waiver, executed by each Messrs. Thomas J. Longe, Edward V. Lett, Stephen J. Gilhooly, Michael D. Carrigan and Michael H. Morris(v)

10.34	—	Form of Letter Agreement, executed by each Messrs. Thomas J. Longe, Edward V. Lett, Stephen J. Gilhooly, Michael D. Carrigan and Michael H. Morris(v)

10.35	—	Securities Purchase Agreement—Standard Terms between the Company and the United States Department of Treasury(v)

Exhibit Number		Description of Exhibit
23.1	—	Consent of Crowe Horwath LLP

23.2	—	Consent of Smith Mackinnon, PA (included in Exhibit 5.1)

24.1	—	Power of Attorney (contained on the signature page of the Registration Statement)

99.1	—	Statement of Policy with respect to Related Person Transactions(m)

(a)	Incorporated by reference to Appendix A in the Company’s Definitive Proxy Statement filed on April 8, 2004.

(b)	Item 3.2 was previously filed by the Company as an Exhibit to the Form 8-K filed by the Company on September 28, 2006 and is incorporated herein by reference.

(c)	Previously filed by the Company as an Exhibit to the Company’s Registration Statement (Registration No. 333-113489) and such document is incorporated herein by reference.

(d)

Previously filed by the Company as an Exhibit (with the same respective Exhibit Number as indicated herein) to the Company’s Registration Statement (Registration No. 333-03499) and such document is incorporated herein by reference.

(e)	Represents a management contract or a compensation plan or arrangement required to be filed as an exhibit.

(f)	Items 10.1, 10.4, 10.5, 10.12 and 10.13 were previously filed by the Company as Exhibits to the Company’s December 31, 2003 10-K and such documents are incorporated herein by reference.

(g)	Items 10.6 and 10.7 were previously filed by the Company as an Exhibit to the Form 10-Q filed by the Company on November 8, 2006 and are incorporated herein by reference.

(h)	Item 10.8 was previously filed by the Company as an Exhibit to the Form 8-K filed by the Company on September 27, 2006 and is incorporated herein by reference.

(i)	Items 10.9 through 10.11 were previously filed by the Company as Exhibits to the Company’s December 31, 2001 10-K and such documents are incorporated herein by reference.

(j)	Item 10.14 was previously filed by the Company as an Exhibit to the Company’s December 31, 2004 10-K and is incorporated herein by reference.

(k)	Items 10.15, 10.16, 10.18, 10.19, 14.1 and 14.2 were previously filed by the Company as Exhibits to the Company’s December 31, 2005 10-K and such documents are incorporated herein by reference.

(l)	Item 10.20 was previously filed by the Company as an Exhibit to the Form 8-K filed by the Company on November 14, 2006 and is incorporated herein by reference.

(m)

Items 10.17 and 99.1 were previously filed by the Company as Exhibits (with the same respective exhibit number as indicated herein) to the Company’s December 31, 2006 Form 10-K and such documents are incorporated herein by reference.

(n)	Item 10.20 was previously filed by the Company as an Exhibit to the Form 8-K filed by the Company on February 7, 2008 and is incorporated herein by reference.

(o)	Item 10.21 was previously filed by the Company as an Exhibit to the Form 8-K filed by the Company on December 13, 2007 and is incorporated herein by reference.

(p)	Item 10.27 was previously filed by the Company as an Exhibit to the Form 10-Q filed by the Company on November 9, 2007 and is incorporated herein by reference.

(q)	Item 10.23 was previously filed by the Company as an Exhibit to the Form 8-K filed by the Company on May 2, 2007 and is incorporated herein by reference.

(r)	Items 10.25 and 10.26 were previously filed by the Company as Exhibits to the Form 8-K filed by the Company on January 25, 2007 and such documents are incorporated herein by reference.

(s)	Items 10.28 through 10.31 were previously filed by the Company as Exhibits to the Form 8-K filed by the Company on March 11, 2008 and such documents are hereby incorporated by reference.

(t)	Item 10.22 was previously filed by the Company as an Exhibit to the Form 8-K filed by the Company on October 1, 2007 and is incorporated herein by reference.

(u)	Item 10.24 was previously filed by the Company as an Exhibit to the Form 8-K filed by the Company on April 26, 2007 and is incorporated herein by reference.

(v)

Items 3.5 through 3.6 and 10.32 through 10.35 were previously filed by the Company as Exhibits to the Form 8-K filed by the Company on December 5, 2008 and such documents are incorporated herein by reference.

(w)	Item 3.4 was previously filed by the Company as an Exhibit to the Form 10-K filed by the Company on March 17, 2008 and is incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes as follows:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed in its behalf by the undersigned, thereunto duly authorized, in Naples, Florida, on August 14, 2009.

TIB FINANCIAL CORP.

/s/ THOMAS J. LONGE
Thomas J. Longe
Chief Executive Officer and President

/s/ STEPHEN J. GILHOOLY
Stephen J. Gilhooly
Executive Vice President,
Chief Financial Officer and Treasurer
(Principal financial officer and principal accounting officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Thomas J. Longe and Stephen J. Gilhooly, for himself and not for one another, and each and either of them and his substitutes, a true and lawful attorney in his name, place and stead, in any and all capacities, to sign his name to any and all amendments to this Registration Statement, including post-effective amendments and to any related registration statement filed under Rule 462(b), and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorneys and each of them full power of substitution and full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorneys or any one of them shall lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 14, 2009.

Signature	Title

/s/ THOMAS J. LONGE Thomas J. Longe	Chief Executive Officer and President

/s/ BRADLEY A. BOAZ Bradley A. Boaz	Director

/s/ RICHARD C. BRICKER, JR. Richard C. Bricker, Jr.	Director

/s/ HOWARD B. GUTMAN Howard B. Gutman	Director

/s/ PAUL O. JONES, JR., M.D. Paul O. Jones, Jr., M.D.	Director

Signature	Title

/s/ JOHN G. PARKS, JR. John G. Parks, Jr.	Director

/s/ MARVIN F. SCHINDLER Marvin F. Schindler	Director

/s/ OTIS T. WALLACE Otis T. Wallace	Director

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibit
1.1	—	Form of Underwriting Agreement

5.1	—	Form of Legal Opinion of Smith Mackinnon, PA with respect to the legality of the Common Stock to be issued

23.1	—	Consent of Crowe Horwath LLP